
CARL ZEISS MEDITEC

RECEIVED

2006 SEP 21 A 8:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.

Washington, D. C. 20549-3628
United States

Mailstop: Room 3628

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

06017007

SUPPL

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Our ref.: HRS/JB/Yei
Date: 2006-09-15

File No. 82-34817

Ladies and Gentlemen,

at a routine check of the availability of relevant shareholder information issued by our company in Germany at the SEC's database at www.sec.gov, we noticed that some of the information are missing. This could be due to the fact that we were not aware of the fact that the mailing address had changed. We apologize for this. To allow for a complete presentation of the available and relevant information about Carl Zeiss Meditec AG, we enclosed any such information to this letter and would like to ask you for updating your database.

In case you have any further questions, please feel free to contact Mr. Jens Brajer at +49-36 41-22 01 05 or at j.brajer@meditec.zeiss.com

Yours sincerely,

Carl Zeiss Meditec AG

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

Bernd Hirsch
CFO

Jens Brajer
Director Investor Relations

9/21


ZEISS
CARL ZEISS MEDITEC

Carl Zeiss Meditec Receives FDA Clearance for MEL 80 Excimer Laser Systems

Study Shows 93 Percent Corrected to 20/20 or Better at Three-Month Follow-up

(Jena, Germany/ Dublin, California, August 23, 2006) Carl Zeiss Meditec one of the world's premier medical technology companies, today announced the U.S. Food & Drug Administration (FDA) has cleared the MEL 80™ Excimer Laser System for vision correction eye surgery.

"The FDA clearance of the MEL 80™ for myopic correction is a major milestone achievement in our overall business strategy to provide the most advanced refractive laser technologies worldwide," said Ulrich Krauss, president and CEO, Carl Zeiss Meditec AG. "With more than 750 excimer systems already delivered to customers around the globe, CZM is well established in the market and the MEL 80™ has proven itself as one of the leading systems. Access to the U.S. market further strengthens our global refractive business."

Results from clinical studies found that 93 percent of patients were corrected at three months to 20/20 or better visual acuity, and 41 percent were corrected to 20/12.5 or better at six months. Results also showed that 85 percent of patients achieved within one-half of a diopter (optical power measurement) of the intended correction at three months post-operative follow up.

The MEL 80™ Laser is designed to make the correction of vision defects exceptionally effective and patient-friendly. The technology uses a particularly small spot size and Gaussian beam profile, thereby creating a corneal ablation which is even and is protective of the surrounding tissue. The ablation process is also very fast, so there is less dehydration of the eye. The thermally-optimized distribution of the laser firing pattern also protects the stroma, despite the systems high ablation speed. Since the patient only needs to concentrate on the fixation light for a few seconds, patient stress is considerably reduced.

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ZEISS
CARL ZEISS MEDITEC

"The MEL 80™ has superior characteristics that make it extremely advanced," said Mark Packer, M.D., FACS, clinical associate professor, Oregon Health and Science University, Portland, OR, and a principle investigator of the clinical trial. "Because of its speed, the amount of time the cornea is exposed is reduced and the overall treatment procedure is significantly shortened. "Additionally, the laser is able to preserve the natural curvature of the cornea ultimately improving the quality of vision." continued Dr. Packer.

Preparations for commercial launch of the MEL 80™ in the U.S. are now being finalized. "Our overall strategic intent is to provide not only the most advanced technologies, but also to offer innovative systems solutions that best meet the needs and expectations of our customers. We believe that the excellent results from the FDA clinical studies will further improve the reputation of the MEL 80™ as one of the leading refractive laser systems." said Jim Taylor, president and CEO of Carl Zeiss Meditec, Inc. "In addition to the advanced excimer laser platform offered by our MEL 80™, we have also pursued the development of an advanced femtosecond laser system for flap creation. The ongoing clinical testing of these femtosecond technologies has been both more rapid and more promising than we had anticipated, and a 510k has recently been filed. As a result, our intent is to bring a truly unique and comprehensive offering to our customers. In the U.S. we prepare an integrated launch of these products."

Press Release


ZEISS
CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of produc t innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The planned acquisition of Carl Zeiss Surgical is intended to further supplement the eye surgery product portfolio and to open up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the leading provider of visualisation solutions in the world in both these fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec, Inc.), Japan (Carl Zeiss Meditec Co. Ltd.) and France (IOLTECH S.A.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

35 percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact:

Kerstin Nössig/ Public Relations
Goeschwitzer Strasse 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 – 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/

Press Release


RECEIVED
CARL ZEISS MEDITEC

Carl Zeiss Surgical takeover: claims dismissed as unfounded – Transaction to be completed as quickly as possible

Court corroborates majority decision of Carl Zeiss Meditec shareholders – New blockade possible due to appeals at Higher Regional Court

(Jena, 22 August 2006) In its decision announced yesterday evening regarding the claims filed by eight shareholders against the planned takeover of Carl Zeiss Surgical, Gera District Court awarded in favour of Carl Zeiss Meditec AG (ISIN DE0005313704) and dismissed the pending claims as unfounded. The Court thus corroborates the outcome of Carl Zeiss Meditec's General Meeting on 10 March this year, at which an overwhelming majority of the free float shareholders present voted in favour of the transaction. The Court also approved the release procedure filed for by the medical technology provider, which is listed on the Prime Standard of the German stock exchange. The company applied for this to avoid – by way of a fast-track procedure – any economic disadvantages arising for the company and its shareholders from a delay in the transaction.

Claimants may file against the District Court's decision within two weeks at the responsible Higher Regional Court. A new blockade would delay the transaction further. Even if this were to happen, the company still expects to close on the acquisition before the end of the 2006 calendar year. At the heart of this transaction is a capital increase, which will allow all shareholders of the company to purchase new Carl Zeiss Meditec shares at a subscription price of € 10.10.

Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, said: "The responsible court supported our arguments and cleared the way for the rapid takeover. In the interests of both companies, our employees and our shareholders, it remains our goal to complete this transaction as quickly as possible."

Press Release


ZEISS
CARL ZEISS MEDITEC

Carl Zeiss Meditec's aim behind the planned acquisition of Carl Zeiss Surgical, which specialises in visualisation systems for ophthalmology and neuro / ear, nose and throat (ENT) surgery, is to continue its successful growth trend and further reinforce its position as a key global medical technology provider.

Legal notice

This document is not an offer of securities for sale in the United States of America. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The subscription rights and the new shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or under the securities laws of any state of the United States, and may not be offered, sold or delivered in the United States. Any public offering of securities to be made in the United States of America would be made by means of a prospectus to be obtained from Carl Zeiss Meditec AG, containing detailed information about the company and management, as well as financial statements.

This document does not constitute an offer to sell or the solicitation of an offer to purchase the Shares or other securities of Carl Zeiss Meditec AG and is not a prospectus approved by the German Financial Supervisory Authority pursuant to the German Securities Sales Prospectus Act.

The information contained in this document is not for publication or distribution in the United States of America.

Press Release


ZEISS
CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The planned acquisition of Carl Zeiss Surgical is intended to further supplement the eye surgery product portfolio and to open up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the leading provider of visualisation solutions in the world in both these fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec, Inc.), Japan (Carl Zeiss Meditec Co. Ltd.) and France (IOLTECH S.A.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

35 percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact:

Jens Brajer/Director Investor Relations
Goeschwitzer Strasse 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Pressemitteilung


RECEIVED


ZEISS
CARL ZEISS MEDITEC

Carl Zeiss Meditec: Sales and earnings further improved in the third quarter

Sales increase by 29.1% to € 286.7 million after nine months of the current financial year - EBIT climbs 38.6% to € 34.8 million - Earnings per share up 41.5% to € 0.58 - Operative cash flow grows by more than half to € 21.4 million

Jena, 14 August 2006 – Carl Zeiss Meditec (ISIN DE0005313704) continued its positive growth trend in the first nine months of the current financial year. The medical technology provider, which is listed on the Prime Standard of the German stock exchange, again achieved substantial growth in sales and earnings. Sales in the first nine months rose by 29.1% to € 286.7 million (previous year: € 222.2 million). Carl Zeiss Meditec also further increased its profitability at the same time. EBITDA climbed 40.2% to € 42.4 million (previous year: € 30.3 million). The operating result (EBIT) after nine months was € 34.8 million, which corresponds to an increase of 38.6% year-on-year (previous year: € 25.1 million). Net income for the period also improved significantly, rising 54.5% year-on-year to € 18.9 million (previous year: € 12.2 million). Earnings per share increased to € 0.58 (previous year: € 0.41), corresponding to a growth of 41.5%.

"Carl Zeiss Meditec continued to grow profitably in the first nine months of the current financial year," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "Once again, our sales grew faster than the market. This growth in sales is also reflected in a disproportionate increase in our operating result. The results achieved confirm that we are successfully turning Carl Zeiss Meditec into a global medical technology solutions provider."

Carl Zeiss Meditec generated almost two thirds of its sales (66.8%) in the first nine months of the current financial year with innovative diagnostic systems for ophthalmology. Sales in this area amounted to € 191.7 million (previous year: € 153.4 million), corresponding to an increase of 25.0%. The laser and implant business ("Laser and IOL") also improved significantly in the first nine months. Sales in this segment increased by

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ZEISS CARL ZEISS MEDITEC



46.4% to € 76.3 million (previous year: € 52.1 million). This development is attributable to the strong demand for laser systems and the effects of the IOLTECH acquisition. This segment accounts for 26.6% of total sales. Sales in the Service business segment increased by 12.3% to € 18.7 million (previous year: € 16.6 million). This segment generated 6.5% of Carl Zeiss Meditec's total sales in the first nine months.

The development in all regions of the world contributed to Carl Zeiss Meditec's sales growth in the first nine months. With an increase of 42.3%, the highest sales growth in the period under review was achieved in America. Sales revenues here climbed to € 127.0 million (previous year: € 89.3 million). Accounting for 44.3%, America continued to be the region generating the highest volume of sales in the first nine months. Carl Zeiss Meditec's sales revenues in the "Asia/Pacific" region increased by 14.7% to € 69.3 million (previous year: € 60.4 million). This region thus accounted for 24.2% of Carl Zeiss Meditec's total sales. Compared to the previous year, Carl Zeiss Meditec achieved sales growth of 29.3% to € 75.4 million (previous year: € 58.3 million) in the region Europe, Middle East and Africa (EMEA). The EMEA region accounted for 26.3% of total sales. In Germany, Carl Zeiss Meditec recorded sales of € 15.0 million (previous year: € 14.1 million). This corresponds to 5.2% of total sales.

Carl Zeiss Meditec's balance sheet continues to be extremely solid. With balance sheet total of € 372.5 million, the equity ratio amounts to 57.9% (30 September 2005: 56.0%). Cash flow from operating activities improved significantly in the first nine months compared to the previous year. At € 21.4 million, it was 53.9% higher than the year-ago figure of € 13.9 million.

"Thanks to our growth and a positive tax effect in the USA, we further improved our net income for the period and simultaneously increased our risk provisioning," said CFO Bernd Hirsch.

As of 30 June 2006, Carl Zeiss Meditec employed a global workforce of 1,317 (previous year: 1,189).


Press Release


ZEISS
CARL ZEISS MEDITEC

Carl Zeiss Meditec plans to continue strengthening its sales and earnings also in future. Ulrich Krauss: "We expect our sales for the current financial year, which ends on 30 September 2006, to be about 20% higher than the previous year. We also anticipate an EBIT margin of at least 12%. With regard to the acquisition of Carl Zeiss Surgical, we are optimistic that we can overcome the legal blockade, which a few shareholders are endeavouring to put up, in the foreseeable future, and thus still complete this transaction by the end of 2006.

The aim of the Carl Zeiss Surgical acquisition is to turn Carl Zeiss Meditec into a medical technology company with unique market position in ophthalmology and excellent prospects in the growth market of neuro / ear, nose and throat surgery.

Press Release


ZEISS
CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The planned acquisition of Carl Zeiss Surgical is intended to further supplement the eye surgery product portfolio and to open up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the leading provider of visualisation solutions in the world in both these fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec, Inc.), Japan (Carl Zeiss Meditec Co. Ltd.) and France (IOLTECH S.A.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

35 percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact:

Jens Brajer/Director Investor Relations
Goeschwitzer Strasse 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Press Release

9 Month Report 2005/2006







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ZEISS
CARL ZEISS MEDITEC

Key results at a glance

- Positive growth trend continues: reported and organic sales growth exceed market growth
- Disproportionate improvement in EBIT and consolidated net income
- Formal conclusion of IOLTECH acquisition draws nearer

Business development

(Unless specified otherwise, figures in € '000)	**9 Months 2005/2006**	**9 Months 2004/2005**	**Change**
Sales revenues	286,737	222,159	+29.1%
Gross margin	47.5%	48.3%	-0.8% pts
EBITDA	42,449	30,281	+40.2%
EBITDA margin	*14.8%*	*13.6%*	*+1.2% pts*
EBIT	34,759	25,086	+38.6%
EBIT margin	*12.1%*	*11.3%*	*+0.8% pts*
Net income	18,923	12,249	+54.5%
Return on sales	*6.6%*	*5.5%*	*+1.1% pts*
Earnings per share	*€ 0.58*	*€ 0.41*	+41.5%

	30.06.2006	**30.09.2005**	**Change**
Net cash	21,092	14,794	+42.6%
Trade accounts receivable[1]	63,248	62,047	+1.9%
Inventories	61,687	53,744	+14.8%
Days of sales outstanding (DSO)	*59.6 days*	*69.0 days*	*-13.6%*
Net working capital	*58,490*	*45,412*	*+28.8%*
Liabilities	143,649	148,118	-3.0%
Net debt	*73,370*	*80,884*	*-9.3%*
Equity ratio	*57.9%*	*56.0%*	*+1.9% pts*

	9 Months 2005/2006	**9 Months 2004/2005**	**Change**
Cash flow from operating activities	21,417	13,915	+53.9%
Cash flow/sales	*7.5%*	*6.3%*	*+1.2% pts*
Cash flow per share	*€ 0.66*	*€ 0.46*	*+43.5%*

1 Thereof from third parties: € 56,026 thousand (30 June 2006) and € 55,819 thousand (30 September 2005)

Content

■ Bookmarks
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Dear Shareholders, Ladies and Gentlemen,

Once again, Carl Zeiss Meditec looks back on a successful business performance in the first nine months of the current financial year. And once again, sales grew faster than the market. The fact that the corresponding increase in sales is also reflected in a disproportionate improvement in EBIT and EBITDA confirms, in our opinion, the successful strategic orientation of Carl Zeiss Meditec towards a solution provider.

At € 286.7 million, the consolidated sales generated by Carl Zeiss Meditec in the first nine months of 2005/2006 were up by almost one third (+29.1%) on the year-ago figure of € 222.2 million. Organic sales growth was 16.5% and therefore significantly higher than the market growth of about 10%. We also simultaneously increased Carl Zeiss Meditec's profitability from operations to an even greater extent than sales: EBITDA amounted to € 42.4 million, corresponding to an improvement of 40.2% compared to the previous year (€ 30.3 million). At € 34.8 million, the EBIT achieved in the period under review was up by 38.6% on the year-ago figure of € 25.1 million. Consolidated net income increased to € 18.9 million in the first nine months of financial year 2005/2006. Compared to the previous year, in which consolidated net income in the first nine months amounted to € 12.2 million, this corresponds to an improvement of 54.5%. The successful economic development was reinforced by a one-time positive tax effect, which, combined with the good operative performance of Carl Zeiss Meditec, helped to overcompensate for risk provisioning measures in connection with pending litigation. Earnings per share rose by 41.5% from € 0.41 the previous year to € 0.58 in the period under review. Due in particular to the positive development of business, cash flow from operating activities also increased significantly. It amounted to € 21.4 million in the first nine months of 2005/2006, thus exceeding the year-ago figure of € 13.9 million by 53.9%.

We made significant progress with respect to the formal conclusion of the IOLTECH acquisition. After the balance sheet date on 10 July 2006, we purchased a further 110,174 shares in this company. As a result, we now hold 96.5% of IOLTECH's share capital. This is the requirement for taking over this company completely and for concluding the formal aspects of the, to date, financially and organisationally successful acquisition.

It is also our continued aim, through the acquisition of Carl Zeiss Surgical, to create a medical technology company with a unique market position in ophthalmology and excellent prospects in the growth market of neuro/ear, nose and throat surgery. We are optimistic that we can overcome the legal



Ulrich Krauss
President and CEO



Bernd Hirsch
Member of the Management Board



James L. Taylor
Member of the Management Board

blockade, which a few shareholders are endeavouring to put up against this transaction, in the foreseeable future and thus still complete the acquisition of Carl Zeiss Surgical before the end of this calendar year.

The Carl Zeiss Meditec share developed moderately in the first nine months of financial year 2005/2006. In the period from 1 October 2005 until 30 June 2006, the share's performance was level with that of the TecDAX' (+5.2% respectively), while other important indices, such as the DAX and MDAX, showed growth of 11.8% and 10.7%, respectively, in the same period. Besides various trends on the capital market, this development is presumably also attributable to the delay in the acquisition of Carl Zeiss Surgical. Analysts and investors, however, with whom we have had many meetings over the past few months, gave us the overall impression that they support both Carl Zeiss Meditec's strategic orientation and its growth plans.

We shall implement these growth plans consistently in order – as in the past – to generate value-added for our shareholders, customers and employees. We would be delighted if you would continue to accompany us on this journey.

Jena, August 2006

Yours sincerely,

Yours	Yours	Yours
Ulrich Krauss *President and CEO*	*Bernd Hirsch* *Member of the Management Board*	*James L. Taylor* *Member of the Management Board*

Management report to the consolidated interim financial statements

1. Business development

1. Executive summary

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group, which consists of the operating companies Carl Zeiss Meditec Inc., Dublin, USA, IOLTECH S.A., La Rochelle, France, Carl Zeiss Meditec Co. Ltd., Tokyo, Japan, Carl Zeiss Meditec France S.A.S., Le Pecq, France, and Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany, as well as the administrative and holding companies Carl Zeiss Meditec Asset Management GmbH, Jena, Germany and Atlantic S.A.S., Le Pecq, France.

In the first nine months of financial year 2005/2006 Carl Zeiss Meditec AG ("Carl Zeiss Meditec", "the Group") increased its **consolidated sales** by 29.1% year-on-year from € 222.2 million to € 286.7 million. If both periods are adjusted for currency effects, acquisitions and the changes in organisational structure in Japan and France, the result is **organic sales growth** of 16.5% year-on-year.

The positive development of business again led to a disproportionate growth in operative profitability: The increases in **EBITDA** and **EBIT** exceeded sales growth. **EBITDA** rose by +40.2% to € 42.4 million (previous year: € 30.3 million), thus improving the **EBITDA margin** to 14.8% after 13.6% the previous year. **EBIT** increased to € 34.8 million in the period under review, corresponding to a year-on-year increase of 38.6% (previous year: € 25.1 million). With an increase of 54.5%, **consolidated net income** jumped to € 18.9 million, thus improving to an even greater extent than consolidated sales and EBIT. Compared to the first nine months of the previous year, **earnings per share** rose by 41.5% to € 0.58.

Due in particular to the positive earnings trend, **cash flow from operating activities** increased in the first nine months of 2005/2006 to € 21.4 million, thus exceeding the corresponding year-ago figure of € 13.9 million by 53.9%.

2. Structure of the financial statements

The company's reporting entity was extended during the year-ago period to include changes in the organisational structure and two acquisitions. With effect from 1 November 2004, the Japanese subsidiary Carl Zeiss Meditec Co. Ltd., Tokyo, took over the surgical business of Carl Zeiss Co. Ltd., Tokyo, Japan[2]. The US company Laser Diagnostic Technologies Inc., San Diego, USA („LDT"), was also formally acquired on 2 December 2004. In addition, the French company IOLTECH S.A., La Rochelle, France ("IOLTECH"), was taken over with effect from 1 February 2005. Accordingly, the first transaction above is recognised in the year-ago period from 1 November. LDT and

2 This is a transaction under common control, as all companies are controlled by the parent company Carl Zeiss AG

IOLTECH were incorporated in the consolidated financial statements of Carl Zeiss Meditec from 2 December 2004 and 1 February 2005, respectively. With effect from 1 May 2006, Carl Zeiss Meditec combined its sales and marketing activities in France in the newly founded subsidiary Carl Zeiss Meditec France S.A.S., Le Pecq, France[3] (for further information on this see the section entitled "Expansion of the reporting entity" in the accompanying notes to the consolidated financial statements in this interim report).

The presentation of sales by region was also adjusted slightly in accordance with internal sales responsibility: sales generated in Africa and the Middle East, previously carried under the region "Asia/Pacific", are now grouped together with the region "Europe" under "Europe, Middle East and Africa" (EMEA). In order to give a transparent overview of developments from the previous year, the regional sales distribution for the previous year was adjusted accordingly.

3. Development of sales

Consolidated sales increased by 29.1% year-on-year in the first nine months from € 222.2 million to € 286.7 million. Adjusted for currency effects consolidated sales amounted to € 281.3 million, corresponding to a year-on-year increase of 26.6%.

If the acquisitions of LDT and IOLTECH and the changes in organisational structure in Japan and France are also taken into account, sales grew organically by 16.5%, compared to the first nine months of the past financial year.

a) Consolidated sales by business segment

The "Diagnosis" business segment accounted for 66.9% of consolidated sales in the first nine months of the current financial year (previous year: 69.0%). The share of consolidated sales contributed by the "Laser and IOL" business segment increased year-on-year from 23.5% to 26.6%. The "Service" segment generated 6.5% of consolidated sales (previous year: 7.5%).

Figure 1 shows the distribution of sales among the individual business segments in the period under review.

Figure 1: Share of consolidated sales generated by the business segments "Laser and IOL", "Diagnosis" and "Service" in the first nine months of financial year 2005/2006


Diagnosis 66.9%
Service 6.5%
Laser and IOL 26.6%

3 See footnote 2



Figure 2: Consolidated sales by business segment
(in € '000)



	9 Months 2005/2006		9 Months 2004/2005
Diagnosis	191,749	+25.0%	153,405
Laser and IOL	76,327	+46.4%	52,140
■ Service	18,661	+12.3%	16,614
Consolidated sales	286,737		222,159

Consolidated sales in the "Diagnosis" business segment increased year-on-year by 25.0% from € 153.4 million to € 191.7 million. The persistently positive development of sales in this segment was yet again attributable to the volume sales of the systems already established on the market, namely IOLMaster®, STRATUSoct™ and Humphrey® Field Analyzer HFA II. However, the diagnostic system launched at the beginning of the current financial year, VISUCAM™ PRO^NM^, also made a significantly increasing contribution to consolidated sales.

Consolidated sales in the "Laser and IOL" business segment increased by almost half (+46.4%) to € 76.3 million (previous year: € 52.1 million). This is primarily attributable to the acquisition of IOLTECH, whose sales in the period under review were recorded for the complete reporting period of nine months, but were only included for five months in the previous year. Consolidated sales of therapeutic systems (lasers) also continued to show a positive trend. These include in particular systems for the correction of vision defects (MEL 80™) and the treatment of retinal diseases (VISULAS™ 532s).

Compared to the previous year, consolidated sales in the "Service" segment increased by 12.3% in the first nine months of 2005/2006 from € 16.6 million to € 18.7 million.

Assuming the same exchange rates as in the previous year, sales in the respective business segments developed as follows.

Figure 3: Consolidated sales by business segment based on constant exchange rates
(in € '000)

	9 Months 2005/2006		9 Months 2004/2005
Diagnosis	186,986	+21.9%	153,405
Laser and IOL	76,265	+46.3%	52,140
■ Service	18,077	+8.8%	16,614
Consolidated sales	281,328		222,159

b) Consolidated sales by region

Overall, the growth in the consolidated sales of Carl Zeiss Meditec in the period under review was driven by a positive sales trend in all regions of the world.

In the period under review Carl Zeiss Meditec generated more than half of the increase in consolidated sales in the "Americas" region. Consolidated sales here climbed 42.3% overall in the first nine months of 2005/2006 to € 127.0 million (previous year: € 89.3 million). With a share in

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total sales of 44.3% (previous year: 40.2%), the "Americas" continues to be the region that generates the greatest volume of sales for the Group. This significant increase in sales is mainly attributable to a positive trend in volume sales of diagnostic systems for glaucoma and cataracts.

The share of consolidated sales generated in the region "Europe, Middle East and Africa" (EMEA) also increased by 29.3% in the first nine months of 2005/2006 from € 58.3 million to € 75.4 million. The main drivers of this sales growth were the positive development of the business with innovative diagnostic and therapeutic systems, as well as the inclusion of IOLTECH and Carl Zeiss Meditec France S.A.S. in the reporting entity of the Carl Zeiss Meditec Group. The share of the Group's consolidated sales remained unchanged from the previous year at 26.3%.

Compared to the previous year, consolidated sales in the "Asia/Pacific" region increased by 14.7% to € 69.3 million (previous year: € 60.4 million). The main sales drivers here were the diagnostic systems for glaucoma; in Japan, it was the surgical systems, which the subsidiary Carl Zeiss Meditec Co. Ltd. has been distributing since 1 November 2004. Overall, Carl Zeiss Meditec generated about one quarter (24.2%) of its consolidated sales in the "Asia/Pacific" region. The corresponding year-ago figure was 27.2%.

Consolidated sales in Germany increased by 6.2% in the first nine months of 2005/2006 from € 14.1 million the previous year to € 15.0 million. Germany thus accounts for 5.2% of consolidated sales in the period under review (previous year: 6.3%).

The following chart gives a breakdown of consolidated sales by region:

Figure 4: Consolidated sales by region
(in € '000)


9 Months
2005/2006
9 Months
2004/2005
Asia/Pacific
69,273
+14.7%
60,417
■ Americas
127,042
+42.3%
89,276
EMEA
75,404
+29.3%
58,329
■ Germany
15,018
+6.2%
14,137
Consolidated sales
286,737
222,159

The chart below shows consolidated sales by region based on constant exchange rates.

Figure 5: Consolidated sales by region based on constant exchange rates
(in € '000)


9 Months
2005/2006
9 Months
2004/2005
Asia/Pacific
69,946
+15.8%
60,417
■ Americas
120,964
+35.5%
89,276
EMEA
75,400
+29.3%
58,329
■ Germany
15,018
+6.2%
14,137
Consolidated sales
281,328
222,159

4. Net worth

a) Statement of net worth

The following chart summarises the development of key items in the consolidated balance sheet.

Figure 6: Structure of the consolidated balance sheet (in €'000)

Assets	**30.06.2006**		30.09.2005
Cash and cash equivalents	**54,880**	+9.8%	50,003
■ Current assets (excluding cash and cash equivalents)	**155,538**	+5.1%	147,951
Noncurrent assets (excluding goodwill)	**66,780**	-13.2%	76,952
■ Goodwill	**95,276**	+2.7%	92,774
Consolidated balance sheet total:	**372,474**		367,680
Liabilities			
Current liabilities	**81,649**	-4.3%	85,308
■ Noncurrent liabilities	**62,000**	-1.3%	62,810
Shareholders' equity	**215,481**	+4.7%	205,746
■ Minority interests	**13,344**	-3.4%	13,816
Consolidated balance sheet total:	**372,474**		367,680

There were no significant changes to the structure of the consolidated balance sheet as of 30 June 2006 from the balance sheet date 30 September 2005. The development of selected balance sheet assets and liabilities is discussed in more detail below.

Assets

Cash and cash equivalents

Cash and cash equivalents increased by 9.8% between 30 September 2005 and 30 June 2006 from € 50.0 to € 54.9 million. The positive development of business increased liquidity, while the distribution of the dividend of € 5.2 million to the shareholders of Carl Zeiss Meditec AG for financial year 2004/2005 decreased liquidity.

Trade accounts receivable

"Trade accounts receivable" from third parties remained almost constant compared to 30 September 2005 (€ 55.8 million), amounting to € 56.0 million. In spite of the significant increase in consolidated sales, this enabled the continued optimisation of working capital through active asset management.

Accounts receivable from associated companies

Compared to 30 September 2005, "Accounts receivable from associated companies" decreased from € 23.5 million to € 22.6 million as of 30 June 2006. This was mainly attributable to the reduction in receivables from the group treasury of Carl Zeiss AG[4]. The increase in trade accounts receivable from associated companies, arising from the strengthening of consolidated sales, had an opposite effect.

Inventories

The balance sheet item "Inventories" amounted to € 61.7 million as of the balance sheet date 30 June 2006. The increase of 14.8% from 30 September

4 The Carl Zeiss Meditec Group invests cash and cash equivalents not required with the group treasury of Carl Zeiss AG at standard market conditions. Such credit is reported under the balance sheet item "Accounts receivable from associated companies"

2005 (€ 53.7 million) is the result of the building of inventories at the Group's subsidiaries in order to ensure the shortest possible delivery times at the end of the financial year, too. Furthermore, this balance sheet item increased due to the initial consolidation of Carl Zeiss Meditec France S.A.S., Le Pecq, France, as of 1 May 2006.

Goodwill and Other intangible assets
"Goodwill" amounted to € 95.3 million as of 30 June 2006. The change from 30 September 2005 (€ 92.8 million) is primarily attributable to a rebooking – with no effect on net income – of deferred tax assets on loss carryforwards of € 3.4 million in the last quarter, which were set up during the provisional purchase price allocation ("PPA") in the course of the acquisition of IOLTECH (for further information on this see also the accompanying notes to consolidated interim financial statements contained in this report).

The amount of Other intangible assets decreased by 12.6% to € 24.7 million (30 September 2005: € 28.3 million) due to the scheduled amortisation of assets that were capitalised in connection with the purchase price allocation as required by US GAAP, among other things for the two companies acquired in financial year 2004/2005, IOLTECH and LDT.

Loans
The risk existing in connection with the dispute between the US subsidiary Carl Zeiss Meditec Inc. and the Israeli company Notal Vision Ltd. and its US parent company Notal Vision Inc. (referred to together as "Notal") was, in Carl Zeiss Meditec's opinion and according to current knowledge, given appropriate consideration. For reasons of caution, consideration was given to the fact that the repayment of a loan granted to Notal is classifiable as uncertain, due to Notal's failure to make interest payments to date and impending litigation. As a precaution, therefore, an allowance for the full amount of the loan to Notal (€ 1.6 million) carried under the balance sheet item "Loans" was recorded (for further information see also the section entitled "Litigation" in the accompanying notes to the consolidated interim financial statements in this report). This was the main factor in the reduction of this balance sheet item as of 30 June 2006 to € 0.0 million (30 September 2005: € 1.9 million).

Liabilities

Trade accounts payable and Accounts payable to associated companies
Compared to 30 September 2005, the balance sheet item "Trade accounts payable" decreased by 20.2% from € 19.2 million to € 15.4 million as of 30 June 2006. The 19.9% decline in "Accounts payable to associated companies" from 30 September 2005 is primarily attributable to the part-settlement of a short-term bridge loan denominated in Japanese Yen, which the Japanese subsidiary Carl Zeiss Meditec Co. Ltd. took out from Carl Zeiss Co. Ltd., Tokyo, Japan.

Tax liabilities
This balance sheet item decreased by more than three quarters (-77.9%) to € 1.5 million (30 September 2005: € 6.6 million). This decline is mainly due to the payment of tax liabilities of the subsidiary Carl Zeiss Meditec Co. Ltd. in Japan following the end of the fiscal year there as of 31 March.

Accrued expenses
Compared to 30 September 2005 (€ 33.9 million), the balance sheet item "Accrued expenses" increased by 21.1% to € 41.1 million. Primary influencing factors are the accruals set up for sales provisions and guarantees due to the positive development of business. This balance sheet item also contains risk prevention measures.

Minority interests

This item in the consolidated balance sheet decreased by 3.4% from 30 September 2005, from € 13.8 million to € 13.3 million. There are two key opposing effects involved in this. The reduction in this balance sheet item resulted from the distribution of a one-off, preferred dividend to Carl Zeiss Co. Ltd., Tokyo, Japan. This preferred dividend was agreed within the scope of the foundation of the Japanese subsidiary Carl Zeiss Meditec Co. Ltd., Tokyo, Japan. In addition to its minority participation of 49%, this gave Carl Zeiss Co. Ltd. a claim to an additional 17% of Carl Zeiss Meditec Co. Ltd.'s earnings after tax. This agreement was limited to the first three financial years after the acquisition by Carl Zeiss Meditec. Due to the now complete distribution of the agreed preferred dividend to Carl Zeiss Co. Ltd., this provision expired at the end of the last financial year. However, the successful business performance of the Japanese subsidiary Carl Zeiss Meditec Co. Ltd., particularly in the second quarter of 2005/2006, coupled with the fact that IOLTECH is not yet fully consolidated, led to an increase in this balance sheet item.

Shareholders' equity

The consolidated shareholders' equity as of 30 June 2006, amounting to € 215.5 million, increased by 4.7% compared to 30 September 2005 (€ 205.7 million). This increase is primarily attributable to the positive development of consolidated net income. Shareholders' equity was, however, reduced by the distribution of the dividend for financial year 2004/2005 to the shareholders of Carl Zeiss Meditec AG, as well as the acquisition of the medical technology distribution organisation in France as a transaction under common control. This involves offsetting the difference of € 0.8 million between the purchase price and net assets against the balance sheet item "Retained earnings".

b) Key ratios on net worth

The following table shows the development of important key data on net worth.

Table 1: Key ratios on net worth

Key ratio	Definition	30.06.2006	30.09.2005	Change
Equity ratio	Shareholders' equity / Total assets	57.9%	56.0%	+1.9% pts
Net debt	Liabilities ./. Cash and cash equivalents ./. Accounts receivable from group treasury of Carl Zeiss AG	€ 73,370 thousand	€ 80,884 thousand	-9.3%
Rate of inventory turnover	Cost of goods sold / Average inventories	3.5	3.9	-10.3%
Days of sales outstanding (DSO)	Trade accounts receivable / Consolidated sales (annualised) x 360 days	59.6 days	69.0 days	-13.6%

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5. Financial position

a) Statement of financial position

Figure 7: Summary of key ratios in the consolidated cash flow statement
(in €'000)

	9 Months 2005/2006	9 Months 2004/2005
Cash flow from operating activities	**21,417**	13,915
Cash flow from investing activities	**(4,950)**	(106,492)
Cash flow from financing activities	**(10,159)**	75,259
Change in cash and cash equivalents	**4,877**	(17,016)

Cash flow from operating activities

Cash flow from operating activities improved by 53.9% year-on-year from € 13.9 million to € 21.4 million. A main driver of this growth was the significant increase in consolidated net income. The adjustment for the depreciation and amortisation resulting, among other things, from the purchase price allocation, also increased cash flow. A reduction in cash flow from operating activities was caused, among other things, by the increase in inventories and the development of trade accounts receivable in connection with the expansion of sales of the Carl Zeiss Meditec Group.

Cash flow from investing activities

Cash flow from investing activities amounted to € -5.0 million in the reporting period (previous year: € -106.5 million). The previous year's figure is primarily influenced by the acquisitions of IOLTECH and LDT. The main focus of investing activities in the period under review was on investments in property, plant and equipment and the acquisition of the medical technology distribution organisation in France. Investments in property, plant and equipment amounted to € 4.0 million in the period under review (previous year: € 1.9 million). This increase is mainly attributable to the expansion of production facilities at the French subsidiary IOLTECH and to investments in the IT infrastructure at Carl Zeiss Meditec Inc., Dublin, USA.

Cash flow from financing activities

Cash flow from financing activities amounted to € -10.2 million in the period under review (previous year: € 75.3 million). The development of this figure in the current financial year was primarily influenced by the distribution of a dividend to the shareholders of Carl Zeiss Meditec AG for financial year 2004/2005, as well as the one-off distribution of a preferred dividend – already mentioned in the section "Net worth" – to Carl Zeiss Co. Ltd. In addition, the settlement of current liabilities from Carl Zeiss Meditec Co. Ltd. to Carl Zeiss Co. Ltd. led to an outflow of capital.

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b) Key ratios relating to financial position

Table 2: Key ratios relating to financial position (in €'000)

Key ratio	Definition	30.06.2006	30.09.2005	Change
Cash and cash equivalents	Cash-in-hand and bank balances	54,880	50,003	+9.8%
Net cash	Cash-in-hand and bank balances + Accounts receivable from group treasury of Carl Zeiss AG ./. Interest-bearing liabilities	21,092	14,794	+42.6%
Net working capital	Current assets ./. Cash and cash equivalents ./. Accounts receivable from group treasury of Carl Zeiss AG ./. Current liabilities	58,490	45,412	+28.8%
Working capital	Current assets ./. Current liabilities	128,769	112,646	+14.3%

Table 3: Key ratios relating to financial position

Key ratio	Definition	9 Months 2005/2006	9 Months 2004/2005	Change
Cash flow per share	Cash flow from operating activities / Weighted average number of shares issued in the period	€ 0.66	€ 0.46	+43.5%
Capex ratio	Cash flow from investments in property, plant and equipment / Consolidated sales	1.4%	0.9%	+0.5% pts

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6. Earnings position

a) Statement of earnings

Table 4: Summary of key ratios in the consolidated income statement (in €'000)

	9 Months 2005/2006	9 Months 2004/2005	Change
Sales revenues	286,737	222,159	+29.1%
Gross margin	47.5%	48.3%	-0.8% pts
EBITDA	42,449	30,281	+40.2%
EBITDA margin	*14.8%*	*13.6%*	*+1.2% pts*
EBIT	34,759	25,086	+38.6%
EBIT margin	*12.1%*	*11.3%*	*+0.8% pts*
Consolidated net income	18,923	12,249	+54.5%
Earnings per share	*€ 0.58*	*€ 0.41*	+41.5%

Sales revenues
In the first nine months Carl Zeiss Meditec increased its consolidated sales by 29.1% year-on-year to € 286.7 million.

Gross profit
Compared to the first nine months of the previous year, there was an improvement in gross profit to € 136.1 million (previous year: € 107.2 million). This corresponds to an increase of 26.9%. The gross margin decreased slightly year-on-year to 47.5% (previous year: 48.3%). One effect of this was the elimination of interim profits on inventories in the course of the first time consolidation of Carl Zeiss Meditec France S.A.S. on 1 May 2006.

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Functional costs

In absolute terms, functional costs increased year-on-year from € 82.5 million to € 101.8 million. Based on consolidated sales, however, there were no significant changes from the year-ago period.

Selling and marketing expenses: In the first nine months of the current financial year selling and marketing expenses increased from € 48.2 million the previous year to € 57.1 million. In relation to consolidated sales, however, the expenses ratio decreased slightly to 19.9% (previous year: 21.7%). This is mainly attributable to improvements in efficiency and economies of scale in distribution, which enabled the Group to generate higher sales without a parallel increase in selling and marketing expenses.

General and administrative expenses: Expenses in this area rose by 35.6% to € 16.3 million (previous year: € 12.0 million). This increase is mainly associated with the expenses connected with the planned acquisition of Carl Zeiss Surgical (e.g. solicitors' and auditors' fees), as well as investments in the IT infrastructure at the US subsidiary. Based on consolidated sales, the administrative expenses ratio increased slightly from 5.4% the previous year to 5.7% in the period under review.

Research and development expenses: Expenses in the area of research and development (R&D) amounted to € 28.5 million in the period under review (previous year: € 22.3 million). This figure includes subsidies granted of € 0.4 million (previous year: € 0.5 million). The increase in expenses is attributable to the further acceleration of key research and development projects. Research and development expenses accounted for 9.9% of consolidated sales in the first nine months of 2005/2006 (previous year: 10.0%).

Development of earnings

EBITDA amounted to € 42.4 million in the first nine months of 2005/2006 (previous year: € 30.3 million). With an increase of 40.2% year-on-year, this figure grew faster than sales. EBITDA is mainly adjusted for the amortisation of intangible assets capitalised in the course of the purchase price allocation in connection with the acquisitions of IOLTECH and LDT.

EBIT, which includes the above-mentioned amortisation, was also significantly higher than the year-ago figure, increasing by 38.6% in the past financial year from € 25.1 million to € 34.8 million. Yet again, therefore, the operative profitability of the Carl Zeiss Meditec Group grew at a greater rate than sales.

Interest income amounted to €-2.4 million in the period under review (previous year: €-1.4 million). This year-on-year increase is primarily attributable to the allowance for the loan which the American subsidiary Carl Zeiss Meditec Inc. had granted to its cooperation partner Notal (for further information on this see also the section

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entitled "Litigation" in the accompanying notes to the consolidated interim financial statements in this report and "Loans" in the section "Net worth"). Without this risk provisioning measure the item "Interest income/(expense), net" would have amounted to € 0.8 million.

The **tax rate** decreased year-on-year from 37.9% to 35.2%. This is due to the fact that the US subsidiary Carl Zeiss Meditec Inc. had set up accruals in previous quarters for expected tax payments with the necessary commercial prudence. After completion of the external tax audit in the third quarter of 2005/2006 part of this accrual was reversed with recognition in net income.

Due to the expiry of the preferred dividend of the minority shareholder Carl Zeiss Co. Ltd., the **proportion of minority interests** declined by 17.6% year-on-year to € 2.0 million.

Consolidated net income increased significantly compared to the previous year. In the first nine months of 2005/2006 it climbed 54.5% from € 12.3 million to € 18.9 million. This successful economic development was influenced slightly by two opposing effects – on the one hand, by the tax effect described above and, on the other hand, by the measures of risk provisioning in connection with the cooperation partner Notal. Earnings per share amounted to € 0.58 in the period under review, compared to € 0.41 the previous year.

b) Key ratios relating to earnings position

The year-on-year development of key ratios relating to earnings position reflects the continual growth in the profitability of the Company's capital and assets.

Figure 8: Development of key ratios relating to earnings position

	■ 9 Months 2005/2006	9 Months 2004/2005
Return on Sales (consolidated net income/ consolidated sales)	**6.6%**	5.5%
Return on Equity (consolidated net income/ shareholders' equity)	**11.7%**	8.1%
Return on Assets (RoA, consolidated net income/ total assets)	**6.8%**	4.6%
Return on Capital Employed (ROCE, EBIT/ average capital employed)	**20.2%**	20.7%

7. Research and development

Carl Zeiss Meditec invested a total of € 28.5 million (previous year. € 22.3 million) in research & development in the first nine months of financial year 2005/2006. This figure includes subsidies granted of € 0.4 million (previous year: € 0.5 million).

As of 30 June 2006, there were 227 research and development employees Group-wide (previous year: 207). This corresponds to 17.2% (previous year: 17.4%) of the total number of employees of the Carl Zeiss Meditec Group.

The following table shows Carl Zeiss Meditec's main R&D activities in the period under review. These can be categorised into three main areas:

- Consistent further development of the existing product portfolio
- Development of new products
- Integration and networking of systems and devices

Table 5: Focal points of R&D activities in the first nine months of financial year 2005/2006

Focus	Activities
Consistent further development of existing product portfolio	· Projects for the further expansion of the spectrum of application of the innovative VISUCAM™ PRO™ diagnostic system, which was newly launched in the current financial year · Continuation of projects with the aim of expanding the technical and practical functionality of major diagnostic and therapeutic systems (e.g. IOLMaster®, MEL 80™, STRATUSOCT™ and Visante OCT™)
Development of new products and combination of diagnosis and treatment	· Continuation of a key project for the development of new treatment options in the field of refractive surgery · Projects for the expansion of diagnostic and documentation features in basic systems, e.g. slit lamps · Systematic continuation of clinical trials within the scope of a research project for the development of intraocular lenses, the refractive power of which can be adjusted using special light patterns · Completion of a project for the development of new intraocular lenses: The new intraocular lenses XL Stabi® and Invent ZO® are the first products to be co-developed by Carl Zeiss Meditec and IOLTECH. They combine for the first time Carl Zeiss Meditec's optical design expertise with IOLTECH's know-how in the field of intraocular lenses. The new IOL stand out, among other things, due to better image quality, improved contrast vision in twilight and a reduction in visual errors
Networking of systems and devices	· Continual and systematic advancement of the integration of different diagnostic systems

8. Events of particular significance

As announced for the first time on 9 January 2006, Carl Zeiss Meditec intends to take over the two companies Carl Zeiss Surgical GmbH, Oberkochen, Germany, and Carl Zeiss Surgical Inc., Dublin, USA. This move is expected to further strengthen the Company's competitive position in ophthalmic surgery and open up the growth market of neuro/ear, nose and throat surgery.

The Company's shareholders approved this transaction at the General Meeting on 10 March 2006 with a majority of 99.8% of the share capital present, including 98.5% of the free float present.

On 10 April, however, eight shareholders filed suit against the intended transaction. These shareholders hold a total of 242 shares, which corresponds to significantly less than 0.01% of the Company's share capital.

Carl Zeiss Meditec nevertheless still intends to take over Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. to do this, the Company plans to complete the transaction, probably before the end of this year, with the help of an application

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for the release of the commercial register entry pursuant to Art. 246a (1) German Stock Corporation Act (*Aktiengesetz, AktG*), a so-called "release procedure" ("*Freigabeverfahren*"). The aim of this is to avoid any economic disadvantages that may arise for Carl Zeiss Meditec and its shareholders due to a delay in the acquisition. The section entitled "Events of particular significance" in the accompanying notes to the interim financial statements in this report contains further details.

With effect from 1 May 2006, Carl Zeiss Meditec combined its sales and marketing activities in the French market in the newly founded subsidiary Carl Zeiss Meditec France S.A.S. This is an important milestone for Carl Zeiss Meditec in terms of the expansion and reinforcement of its direct sales organisation. The section entitled "Expansion of the reporting entity" in the accompanying notes to the interim financial statements in this report contains further information.

9. Events after the balance sheet date

Carl Zeiss Meditec purchased a further 110,174 IOLTECH shares at a price of € 111.00 per share on 10 July 2006. The acquisition of this parcel of shares means that Carl Zeiss Meditec now holds 96.5% of IOLTECH's share capital and thus exceeds the required shareholding threshold for a squeeze-out. This is planned within the coming months. Carl Zeiss Meditec's objective continues to be to conclude the formal integration of IOLTECH S.A. and finalise IOTECH's stock exchange listing. Further details on this transaction can be found in the section entitled "Events after the balance sheet date" in the accompanying notes to the interim financial statements in this report.

10. Orders on hand

As of 30 June 2006, the Group's orders on hand amounted to € 28.3 million (previous year: € 19.0 million). Figure 9 shows the distribution of the orders on hand among the individual group subsidiaries.

Figure 9: Distribution of orders on hand by subsidiary as of 30 June 2006


Carl Zeiss Meditec AG
Jena, Germany
33.9%
Carl Zeiss Meditec
Systems GmbH, Pirmasens,
Germany
<0.1%
Carl Zeiss Meditec
France S.A.S., Le Pecq,
France
9.7%
Carl Zeiss Meditec
Co. Ltd., Tokyo, Japan
16.8%
Carl Zeiss Meditec Inc.,
Dublin, USA
39.6%

11. Personnel

As of 30 June 2006 Carl Zeiss Meditec employed a global workforce of 1,317 (previous year: 1,189).

Figure 10 shows the personnel structure of Carl Zeiss Meditec as of 30 June 2006.

Figure 10: Personnel structure of the Carl Zeiss Meditec Group as of 30 June 2006


Production 32.7%
Quality management 3.4%
Management Board, commercial sector, administration 8.9%
Research and development 17.2%
21.7% Sales and marketing
12.9% Service
3.2% Product management

12. Outlook

Carl Zeiss Meditec again continued its positive growth trend in the first nine months of financial year 2005/2006. Sales growth was again higher than the market growth of about 10%. The fact that the respective growth in sales is also reflected in a disproportionate improvement in EBIT and EBITDA confirms, in our opinion, the successful strategic orientation of Carl Zeiss Meditec towards a solution provider.

We also plan in future to continue reinforcing organic growth through reasonable external acquisitions. We have already proved in the past that we can complete acquisition processes quickly and successfully integrate the acquired companies into Carl Zeiss Meditec. We also plan to continually expand our existing product portfolio with innovations that give doctors greater efficiency and patients even better treatment results. Time-to-market cycles will be shortened further, where feasible. Another element of our product innovation strategy continues to be the networking of systems and devices to provide the most comprehensive and holistic treatment concepts possible. We are continuing to work on further improving the efficiency and efficacy of our global distribution network, as emphasised by the bundling of our sales activities in France.

It is also our continued aim, through the acquisition of Carl Zeiss Surgical, to create a medical technology company that has a unique market position in the field of ophthalmology and excellent prospects in the growth market of neuro/ear, nose and throat surgery. We are optimistic that we can overcome the legal blockade, which a few, individual shareholders are endeavouring to put up against this transaction, in the

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foreseeable future, and thus still complete the acquisition of Carl Zeiss Surgical before the end of this calendar year. We also plan to formally conclude the acquisition of IOLTECH within this calendar year. After taking over this company in February 2005, we completed its financial and organisational integration by the end of the past financial year. As we have now exceeded the shareholding threshold of 95% in this company, we are planning the squeeze-out of remaining shareholders in the coming months and a delisting of IOLTECH from the Paris Stock Exchange Euronext.

We are expecting consolidated sales for the whole financial year to exceed the year-ago figure by about 20%, and an EBIT margin of at least 12%.

2. Directors' Holdings and Directors' Dealings

Table 6: Directors' Holdings – Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

Management Board		No. of Carl Zeiss Meditec shares (30.06.2006)
Ulrich Krauss	Shares	500
Bernd Hirsch	Shares	1,500
James L. Taylor	Shares	-

Supervisory Board		No. of Carl Zeiss Meditec shares (30.06.2006)
Dr Michael Kaschke	Shares	3,500
Alexander von Witzleben	Shares	1,094
Dr Dieter Kurz	Shares	-
Dr Markus Guthoff	Shares	1,900
Franz-Jörg Stündel	Shares	530
Wilhelm Burmeister	Shares	342

Company		No. of Carl Zeiss Meditec shares (30.06.2006)
Carl Zeiss Meditec AG	Shares	-

Directors' Dealings – Notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in the first nine months of 2005/2006

In the first nine months of financial year 2005/2006, members of the Management Board and Supervisory Board executed securities transactions subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (*Wertpapierhandelsgesetz, WpHG*).

Management Board member Bernd Hirsch acquired 1,000 shares on 15 June 2006. The total value of this transaction was € 14,400. The Chairman of the Supervisory Board, Dr Michael Kaschke, acquired a total of 3,500 shares with a total value of € 52,830 on 16 and 20 June 2006, and sold 1,250 shares with a total value of € 19,850 on 23 June 2006.

The details of the above-mentioned securities transactions were published immediately after their disclosure on the company's Web site at www.meditec.zeiss.com/ir – Corporate Governance – Directors' Dealings in accordance with the legal requirements of Art. 15b WpHG. The publication documents and the relevant disclosures were forwarded to the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin*).

3. Shareholder structure

Figure 11: Shareholder structure (as of 30 June 2006)

Carl Zeiss AG	65.0%
Management Board and Supervisory Board of Carl Zeiss Meditec AG	<0.1%
Carl Zeiss Meditec AG	0.0%
Free float, thereof: about 60% institutional investors[5] about 40% private investors	35.0%
Share capital (€ 32,523,844, composed of 32,523,844 no-par value shares)	100%

5 Source: LionShares and own research

Consolidated income statement (US GAAP)

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€ '000	3rd Quarter 2005/2006		3rd Quarter 2004/2005		9 Months 2005/2006		9 Months 2004/2005	
	1.04.2006-30.06.2006		1.04.2005-30.06.2005		1.10.2005-30.06.2006		1.10.2004-30.06.2005	
Sales revenues		**94,481**		**79,064**		**286,737**		**222,159**
Costs of goods sold		(48,757)		(39,108)		(150,665)		(114,940)
Gross profit		**45,724**		**39,956**		**136,072**		**107,219**
Selling and marketing expenses		(19,142)		(19,025)		(57,051)		(48,182)
General and administrative expenses		(6,217)		(4,816)		(16,266)		(12,000)
Research and development expenses	(9,487)		(7,847)		(28,861)		(22,816)	
minus government grants received	163	(9,324)	97	(7,750)	403	(28,458)	524	(22,292)
Other operating income/(expense), net		81		43		261		190
Foreign currency gains/(losses)		237		51		201		151
Earnings before interest, taxes, depreciation and amortisation		*13,910*		*10,414*		*42,449*		*30,281*
Earnings before interest result and income taxes		**11,359**		**8,459**		**34,759**		**25,086**
Interest income/(expense), net		(1,827)		(560)		(2,422)		(1,429)
Earnings before income taxes		**9,532**		**7,899**		**32,337**		**23,657**
Income tax expense		(2,244)		(3,273)		(11,394)		(8,956)
Minority interests		(162)		(122)		(2,020)		(2,452)
Net income		**7,126**		**4,504**		**18,923**		**12,249**
Earnings/(loss) per share (in €)		**0.22**		**0.14**		**0.58**		**0.41**
Weighted average number of shares issued in the period								
Basic		32,523,844		32,523,444		32,523,119		30,108,236

The following notes to the consolidated financial statements are an integral part of the consolidated financial statements.

Consolidated balance sheet (US GAAP)

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€ '000	30.06.2006	30.09.2005
Assets		
Current assets:		
Cash and cash equivalents	54,880	50,003
Trade accounts receivable, net of allowances of € 9,385 thousand (30 September 2005: € 9,630 thousand)	56,026	55,819
Accounts receivable from associated companies	22,621	23,459
Inventories	61,687	53,744
Prepaid expenses	2,566	2,597
Deferred income taxes	8,673	9,068
Other assets	3,965	3,264
Total current assets	**210,418**	**197,954**
Property, plant and equipment	28,897	29,755
Goodwill	95,276	92,774
Other intangible assets	24,690	28,262
Other long-term trade accounts receivable, net of allowances of € 3 thousand (30 September 2005: € 71 thousand)	137	212
Shareholdings	362	362
Loans	-	1,910
Deferred income taxes	12,679	16,352
Other noncurrent assets	15	99
Total assets	**372,474**	**367,680**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements

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€ '000	30.06.2006	30.09.2005
Liabilities and shareholders' equity		
Current liabilities:		
Current portion of long-term debt	528	505
Current portion of capital lease obligations	1,006	1,031
Trade accounts payable	15,351	19,241
Accounts payable to associated companies	10,794	13,474
Tax liabilities	1,453	6,570
Advance payments received and deferred income	6,594	5,429
Deferred income taxes	875	890
Accrued expenses	41,066	33,900
Other current liabilities	3,982	4,268
Total current liabilities	**81,649**	**85,308**
Accruals for pensions	2,440	2,014
Long-term debt, net of current portion	4,265	4,432
Long-term debt due to associated companies	20,457	21,577
Capital lease obligations, net of current portion	22,931	24,895
Long-term deferred income	1,839	1,100
Deferred income taxes	9,826	8,566
Other liabilities	242	226
Total liabilities	**143,649**	**148,118**
Minority interests	13,344	13,816
Shareholders' equity:		
Share capital, split into 32,523,844 no-par value shares with an imputed nominal value of € 1.00 each	32,524	32,524
Additional paid-in capital	141,719	141,719
Retained earnings	54,048	41,138
Accumulated other comprehensive loss	(12,810)	(9,631)
Treasury stock	-	(4)
Total shareholders' equity	**215,481**	**205,746**
Total liabilities and shareholders' equity	**372,474**	**367,680**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements

Consolidated cash flow statement (US GAAP)

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€ '000	9 Months 2005/2006 1.10.2005-30.06.2006	9 Months 2004/2005 1.10.2004-30.06.2005
Cash flow from operating activities:		
Net income	**18,923**	**12,249**
Adjustments to reconcile net income to net change in cash and cash equivalents provided by/(used in) operating activities:		
Minority interest	2,020	2,452
Depreciation and amortisation	7,690	5,195
Amortisation of financial assets	1,646	-
Losses/gains on disposal of property, plant and equipment	85	111
Deferred taxes	1,803	(447)
Change in working capital:		
Trade accounts receivable	(3,087)	(220)
Inventories	(9,709)	(12,203)
Prepaid expenses and other current assets	(719)	(209)
Trade accounts payable	(2,576)	3,052
Accruals for taxes	(5,015)	2,731
Other accruals and liabilities	8,047	1,423
Deferred income	2,309	(219)
Total adjustments	2,494	1,666
Net cash from operating activities	**21,417**	**13,915**
Cash flow from investing activities:		
Investment in property, plant and equipment	(3,969)	(1,934)
Investment in intangible assets	(167)	(988)
Proceeds from sale of property, plant and equipment	-	30
Repayment of loans and disposal of shareholdings	250	1,070
Acquisition of the surgical business in Japan	-	(6,841)
Acquisition of medical technology distribution organisation in France	(850)	-
Acquisition of consolidated companies, net of cash acquired (2005/2006: IOLTECH: € 74 thousand, LDT: € 140 thousand; 2004/2005: LDT: € 20,932 thousand, IOLTECH: 76,897 thousand)	(214)	(97,829)
Net cash (used in)/provided by investing activities	**(4,950)**	**(106,492)**
Cash flow from financing activities:		
(Repayments) of long-term debt	(143)	(148)
Inpayments from short-term loans from associated companies/(Repayments)	(2,890)	7,534
Inpayments from long-term loans from associated companies	-	20,184
Decrease in accounts receivable from *Treasury*	1,168	13,855
Repayment of convertible bonds issued by IOLTECH S.A.	-	(6,260)
Changes under capital lease contracts	(802)	78
Net proceeds from a capital increase	-	39,842
Dividend payment to the minority shareholders of CZ Meditec Co. Ltd. (Japan)	(2,020)	-
Dividend payment to the shareholders of CZ Meditec AG	(5,204)	-
Issuance/(acquisition) of treasury stock	(268)	174
Net cash provided by/(used in) financing activities	**(10,159)**	**75,259**
Effect of exchange rate changes on cash and cash equivalents	(1,431)	302
Net increase/(decrease) in cash and cash equivalents	**4,877**	**(17,016)**
Cash, beginning of the reporting period	50,003	49,748
Cash, end of the reporting period	**54,880**	**32,732**
Supplemental disclosures concerning the cash flow:		
Interest paid	**2,687**	**2,056**
Income taxes paid	**12,758**	**6,089**

The following notes to the consolidated financial statements are integral part of the unaudited consolidated financial statements

Consolidated statement of changes in shareholders' equity (US GAAP)

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€ '000	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders' equity
As of 30.09.2004	**28,417**	**89,433**	**24,642**	**(10,715)**	**(178)**	**131,599**
Net income	-	-	17,139	-	-	17,139
Other comprehensive loss (due to adjust-ments of accruals for pensions after taxes)	-	-	-	(314)	-	(314)
Other comprehensive income (due to currency conversions)	-	-	-	1,398	-	1,398
Accumulated comprehensive income	-	-	-	-	-	18,223
Acquisition of surgical business in Japan (transaction under common control)	-	-	(643)	-	-	(643)
Issuance of treasury stock	-	-	-	-	174	174
Issuance of shares for contribution in kind	1,265	15,302	-	-	-	16,567
Issuance of shares for contribution in cash	2,842	36,984	-	-	-	39,826
As of 30.09.2005	**32,524**	**141,719**	**41,138**	**(9,631)**	**(4)**	**205,746**
Net income	-	-	18,923	-	-	18,923
Other comprehensive income (due to adjust-ments of accruals for pensions after taxes)	-	-	-	56	-	56
Other comprehensive loss (due to currency conversions)	-	-	-	(3,235)	-	(3,235)
Accumulated comprehensive income	-	-	-	-	-	15,744
Issuance of treasury stock to employees	-	-	-	-	4	4
Payment of dividend for 2005	-	-	(5,204)	-	-	(5,204)
Acquisition of medical technology distribution organisation in France (as a transaction under common control)	-	-	(809)	-	-	(809)
As of 30.06.2006	**32,524**	**141,719**	**54,048**	**(12,810)**	-	**215,481**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statements

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1. General information

Accounting and valuation principles

The unaudited consolidated interim financial statements of Carl Zeiss Meditec AG ("the Company", "Carl Zeiss Meditec") as of 30 June 2006 were prepared in compliance with the US Generally Accepted Accounting Principles ("US GAAP").

The accounting and valuation principles were applied in accordance with the last consolidated financial statements and those for the corresponding period of the previous year.

These interim financial statements contain all necessary accrued expenses and deferred revenue and, in the Management Board's opinion, present a true and fair view of the net worth, financial position and earnings of the Company. All the accruals and deferrals comply with standard practice regarding accounting periods.

The results of the interim periods may not necessarily yield valid conclusions about the annual result.

The interim financial statements should be read in conjunction with the audited consolidated financial statements as of 30 September 2005, which are contained in the 2004/2005 Annual Report of Carl Zeiss Meditec AG.

Expansion of the reporting entity

Carl Zeiss Meditec France S.A.S., Le Pecq, France

With effect from 1 May 2006, Carl Zeiss Meditec AG combined its sales and marketing activities in the French market in the newly founded subsidiary Carl Zeiss Meditec France S.A.S., which has its registered office in Le Pecq, France. This is an important milestone for the Company in terms of the expansion and reinforcement of its sales organisation.

In order to be able to successfully grow this new sales structure, Carl Zeiss Meditec took over the medical technology distribution organisation of Carl Zeiss S.A.S., Le Pecq, on 1 May 2006. Carl Zeiss S.A.S. was previously the distribution partner for devices and systems of Carl Zeiss Meditec in France. Pro forma, the medical technology distribution organisation of Carl Zeiss S.A.S. generated sales of € 16.2 million and EBIT of € 0.6 million in financial year 2004/2005. This transaction is a transaction under common control, as all companies involved are majority-owned by Carl Zeiss AG. As a result, it does not give rise to any goodwill. The transaction is recorded in the balance sheet at present book values. US GAAP requires that the residual amount of € 809 thousand paid in excess of the book values of the acquired assets be offset against equity. € 718 thousand of the residual amount is attributable to the acquired customer base of Carl Zeiss S.A.S.

The table below shows a breakdown of the purchase price:

Table 1 (in € '000)

Total purchase price	850
Book value of the acquired assets	(41)
Amount paid in excess of the book value (customer base and goodwill)	**809**

In addition, the entire sales and marketing activities of IOLTECH S.A. in France were transferred to the newly founded Carl Zeiss Meditec France S.A.S. The related assets and liabilities, primarily working capital, were transferred at their respective net book values. There are no effects for Carl Zeiss Meditec from this transaction between subsidiaries.

Laser Diagnostic Technologies Inc., San Diego, USA

With effect from 2 December 2004, the US subsidiary Carl Zeiss Meditec Inc. acquired a 100% interest in US-based Laser Diagnostic Technologies Inc., ("LDT"), headquartered in San Diego, California, with the aim of transferring all the business activities and functions of this company to Carl Zeiss Meditec Inc. With its primary product GDx VCC, an instrument for examining the optic nerve, LDT has set a new standard in glaucoma detection.

The activities of the acquired company are reflected in the consolidated financial statements from 2 December 2004, the date of acquisition.

The final acquisition costs amounted to US$ 29,226 thousand (€ 21,972 thousand, converted using the applicable exchange rate on the date of acquisition). Direct incidental acquisition costs amounted to US$ 1,957 thousand (€ 1,471 thousand).

The portion of the purchase price still held in an escrow account on 30 September 2005, amounting to US$ 2,922 thousand (€ 2,197 thousand), was released for payment during the first quarter of financial year 2005/2006.

The following table shows the final breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (purchase price allocation/PPA) in conformance with SFAS No. 141 (converted using the applicable exchange rate on the date of acquisition).

Table 2

	US$ '000	€ '000
Acquired current assets	11,582	8,707
Acquired property, plant and equipment	406	305
Purchase price allocation:		
Technology	7,000	5,263
Trademarks	1,200	902
Customer relationships	100	75
Goodwill	14,718	11,065
Acquired other noncurrent assets	4,050	3,045
Acquired assets and PPA, total	39,056	29,362
Acquired current liabilities	4,605	3,462
Acquired other noncurrent liabilities	3,268	2,457
Total acquisition costs (acquired net assets)	**31,183**	**23,443**

Non-tax deductible, intangible assets (technology, customer relations) identified within the scope of the purchase price allocation are amortised for financial reporting purposes over an average term of seven years. Trademarks have an indefinite useful life and are therefore not subject to scheduled amortisation. However, such assets are tested for impairment on an annual basis.

The acquisition resulted in non-tax deductible goodwill of US$ 14,718 thousand (€ 11,065 thousand). In accordance with SFAS No. 141, this goodwill will not be subject to scheduled amortisation, but will instead be subject to an impairment test in subsequent periods pursuant to SFAS No. 142.

To finance the acquired assets of LDT the Company took out a loan to the value of US$ 26,000 thousand (€ 19,546 thousand).

IOLTECH S.A., La Rochelle, France

At 1 February 2005, Carl Zeiss Meditec AG had already acquired 62.7% of the shares in IOLTECH S.A. (IOLTECH) from its former majority shareholder Philippe Tourrette. The company, which is currently still listed on section C of the Eurolist at the Paris Stock Exchange, specialises in the production and distribution of implants (intraocular lenses, "IOL") and consumables for ophthalmic surgery.

In a takeover offer from 14 March to 5 April 2005, a further 24.4% of the IOLTECH shares were purchased from the remaining IOLTECH shareholders. By 30 June 2006, Carl Zeiss Meditec had increased its stake in IOLTECH to 87.3%. Carl Zeiss Meditec still has its sights set on a complete takeover of this company.

The business activities of IOLTECH are reflected in the consolidated financial statements from 1 February 2005, the date of acquisition.

The shares acquired in financial year 2005/2006 increased acquisition costs to € 98,786 thousand; direct incidental acquisitions costs still amount to € 1,766 thousand.

The table below shows the final breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (purchase price allocation/PPA) in conformance with SFAS No. 141.

Table 3

	€ '000
Acquired current assets	33,451
Acquired property, plant and equipment	7,535
Acquired other intangible assets	5,184
Purchase price allocation:	
Patents	8,560
Trademarks	5,410
Goodwill	67,590
Acquired other noncurrent assets	1,373
Acquired assets and PPA, total	129,103
Acquired current liabilities	16,899
Acquired other noncurrent liabilities	6,822
Total assumed liabilities	23,721
Minority interests	4,830
Total acquisition costs (acquired net assets)	**100,552**

Non-tax deductible, intangible assets (patents and trademarks) identified within the scope of the purchase price allocation are amortised in the above table on the basis of assumptions over an average term of eleven years.

Within the scope of the initial, provisional purchase price allocation is a deferred tax asset related to a loss carryforward of € 3,400 thousand for previous losses at HYALTECH Ltd., Scotland, a subsidiary of IOLTECH. Up until 31 December 2005, the Company still assumed that this deferred tax asset was probable of realisation.

Since there was no binding acknowledgement of the loss carryforward on the part of the tax authorities by the end of the allocation period (1 February 2006), but the Management Board was required to give a final estimate regarding the realisability of the loss carryforward by this time, the Management Board decided, as a precaution, to make a new estimate and not set up any deferred tax assets on the tax loss carryforwards of HYALTECH Ltd.

This final purchase price allocation had already reduced the deferred tax assets previously reported as of 30 September 2005, and minority interests, by 31 March 2006, while goodwill and tax accruals accordingly increased. This rebooking among the abovementioned asset positions does not affect net income.

The acquisition thus resulted in non-tax-deductible goodwill of € 67,590 thousand. In accordance with SFAS No. 141, this goodwill will not be subject to scheduled amortisation, but will instead be subject to an impairment test in subsequent periods pursuant to SFAS No. 142.

Surgical business in Japan

The acquisition of the surgical business in Japan on 1 November 2004 was already presented at the end of the annual financial statements as of 30 September 2005.

Pro forma account of all acquisitions

Assuming that the acquisitions in the past financial year in Japan, the USA and France had already been completed by 1 October 2004, the pro forma figures would have been as follows:

Table 4 (Figures in € '000 excluding earnings per share)

	Pro forma figures 3rd quarter FY 2005/2006	Pro forma figures 3rd quarter FY 2004/2005	Pro forma figures 9 Months FY 2005/2006	Pro forma figures 9 Months FY 2004/2005
Sales revenues	95,375	80,592	291,323	250,026
Earnings before interest and taxes	11,773	7,909	33,960	24,662
Net income for the year	7,380	4,166	18,432	11,521
Earnings per share	0.23	0.14	0.57	0.38

These pro forma figures are merely for comparison purposes and contain certain adjustments, such as additional amortisation expenditure on the acquired intangible assets and interest expenses from the loan taken out to finance the acquisition, as well as corresponding deferred taxes. The pro forma figures are not necessarily indicators for a possible business development, had the acquisitions ensued at an earlier date. In particular, it should be noted that these figures do not include the actual short and medium-term effects of the individual acquisitions on sales and earnings. Nor do these figures necessarily reflect future development.

2. Notes to the consolidated income statement

Earnings per share

The basic earnings per share have been calculated by dividing the consolidated net income by the weighted average number of ordinary shares issued during each individual accounting period. There was no value for diluted earnings per share, since no stock options existed as of 30 June 2006.

Related party disclosures

Relations with associated companies resulted in sales of € 53,456 thousand in the reporting period 2005/2006 (previous year: € 46,061 thousand). The term "associated companies" refers here to Carl Zeiss AG and its subsidiaries.

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3. Notes to the consolidated balance sheet

Warranties

The Company is liable to the buyer for the proper functioning of the products sold for the contractually guaranteed period of 15 months (warranty). Accruals are set up for this purpose based on the average values of warranty claims made in the past.

The following table shows the change in accruals for warranties from 1 October 2005 to 30 June 2006:

Table 5 (in € '000)

As of 1.10.2005	**6,250**
Appropriation	4,231
Reversal	(22)
Utilisation	(3,514)
Currency effects	(163)
As of 30.06.2006	**6,782**

Pensions

The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service. Pension obligations and the costs necessary to cover these obligations are calculated using the prescribed projected unit credit method in conformance with SFAS 87. The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets legally set aside to fund future benefit payments.

Pension expenditure for the periods 1 October 2005 to 30 June 2006 and 1 October 2004 to 30 June 2005 was as follows:

Table 6 (in € '000)

	3rd quarter 2005/2006	3rd quarter 2004/2005	9 Months 2005/2006	9 Months 2004/2005
Service cost	171	46	366	139
Interest expense for projected benefit obligations	39	15	84	47
Amortisation of actuarial losses	23	5	69	14
Pension expenditure	**233**	**66**	**519**	**200**

Litigation

There is currently a threat of legal proceedings from a medical product manufacturer due to a possible patent infringement. The facts of this case are currently being investigated by Carl Zeiss Meditec. Based on the existing information Carl Zeiss Meditec is not expecting these proceedings to have any material effects on its future net worth, financial position and earnings.

In addition, a total of eight lawsuits filed by shareholders are currently pending at the re-

sponsible district court with regard to the planned acquisition of Carl Zeiss Surgical by Carl Zeiss Meditec by way of a combined cash capital increase/capital increase against contributions in kind (for further information see also section "5. Events of particular significance" in these notes to the consolidated interim financial statements).

A risk exists with respect to a purchase contract entered in 2003 between the US Group company Carl Zeiss Meditec Inc., and the Israeli company Notal Vision Ltd., jointly with its U.S. parent, Notal Vision Inc. (Notal). This agreement between the companies grants to Carl Zeiss Meditec Inc. exclusive marketing rights to a PreviewPHP™ product, requiring additional design modifications at the time the contract was made. In return, Carl Zeiss Meditec Inc. has undertaken to purchase certain minimum quantities of PreviewPHP™ product. However, Carl Zeiss Meditec Inc. believes that the product requires a series of basic technical improvements which were agreed upon when the contract was made. As a result, Carl Zeiss Meditec Inc. will not meet the minimum purchase quantities agreed for the three-year period ending December 31, 2006. In May, Notal opened arbitration proceedings accusing Carl Zeiss Meditec Inc. of being in breach of contract, demanding payment for the fulfilment of the purchase obligation and the reimbursement of legal and other costs. Due to precaution, we took account of Notal's claims in the third quarter of 2005/2006 and the uncertainty regarding collectibility of the loan receivable up to a limit which we consider to be required. Therefore, we recorded an allowance for the full amount of the loan (€ 1,646 thousand) to Notal Vision Inc. formerly included in the balance sheet item "Loans". The maximum residual risk of loss from the minimum purchase obligation by the end of the term of the contract (31 December 2006) accordingly decreases to the equivalent of € 6.2 million. Carl Zeiss Meditec believes that Notal's claim has no merit, and that the measures of risk provisioning as recorded are sufficient at this time.

Minority interests

As part of the acquisition of 51% of the shares in Carl Zeiss Meditec Co. Ltd., Japan, by Carl Zeiss Meditec AG on 1 November 2002, Carl Zeiss Co. Ltd., Japan, as minority shareholder of this company, was granted preferred shares. These preferred shares entitle Carl Zeiss Co. Ltd., Japan – in addition to its minority participation of 49% – to an additional 17% of Carl Zeiss Meditec Co. Ltd., Japan's earnings after tax. This agreement was limited to the first three financial years after the acquisition of the ophthalmic business by Carl Zeiss Meditec. This provision expired at the end of the last financial year.

As of 30 June 2006, all claims relating to the preferred dividend of € 2,020 thousand are satisfied.

The payment of the preferred dividend reduces the minority interest item in the balance sheet.

Repurchase of treasury stock

In the second quarter of financial year 2005/2006, Carl Zeiss Meditec made use of the authorisation granted by the General Meeting on 13 May 2005 to repurchase treasury shares to a strictly limited extent. In total, Carl Zeiss Meditec repurchased 15,114 shares at the weighted average price of € 17.80 after publication of the intended takeover of Carl Zeiss Surgical (for further information see also section "5. Events of particular significance" in these notes to the consolidated interim financial statements). The total repurchase volume thus amounted to € 268 thousand. The repurchased shares were issued as employee shares to employees of Carl Zeiss Meditec AG and its wholly owned subsidiaries at the beginning of February 2006.

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4. Segment reporting

The segment reporting for the reporting period is as follows:

Table 7 (in € '000)

	3rd quarter 2005/2006	3rd quarter 2004/2005	9 Months 2005/2006	9 Months 2004/2005
Sales revenues				
Germany	39,213	32,051	109,868	90,327
USA	47,274	38,508	146,610	113,149
Japan	9,495	9,919	43,239	41,612
Rest of Europe	20,505	14,404	47,659	23,649
Eliminations	(22,006)	(15,818)	(60,639)	(46,578)
Consolidated	**94,481**	**79,064**	**286,737**	**222,159**

	3rd quarter 2005/2006	3rd quarter 2004/2005	9 Months 2005/2006	9 Months 2004/2005
Operating result				
Germany	3,722	2,308	8,511	5,478
USA	5,252	4,717	18,127	12,626
Japan	(457)	(488)	5,284	5,564
Rest of Europe	4,027	2,126	7,024	3,273
Eliminations	(1,185)	(204)	(4,187)	(1,855)
Consolidated	**11,359**	**8,459**	**34,759**	**25,086**

Sales revenues and operating income/losses are allocated according to the location of the subsidiary that generates the sales revenues or operating income/loss.

5. Events of particular significance

As announced for the first time on 9 January 2006, Carl Zeiss Meditec intends to acquire the two companies Carl Zeiss Surgical GmbH, Oberkochen, and Carl Zeiss Surgical Inc., Dublin, USA. This move is expected to further strengthen the Company's competitive position in ophthalmic surgery and expand the growth market of neuro/ear, nose and throat surgery.

The Company's shareholders approved this transaction at the General Meeting on 10 March 2006 with a majority of 99.8% of the share capital present, including 98.5% of the free float present.

On 10 April 2006, a total of eight shareholders filed suit against the planned transaction. These shareholders hold a total of 242 shares, which corresponds to significantly less than 0.01% of the Company's share capital.

Regardless of the claim of these eight shareholders, Carl Zeiss Meditec still intends to proceed with its acquisition of Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. to do this, the Company plans to complete the transaction – probably before the end of this calendar year – with the help of an application for the release of the commercial register entry pursuant to Art. 246a (1) German Stock Corporation Act (*Aktiengesetz, AktG*), a so-called "release procedure" ("*Freigabeverfahren*"). This procedure aims to avoid any economic disadvantages that may arise for Carl Zeiss Meditec due to a delay in the acquisition.

The lawsuits that have been filed will delay the capital measure that will enable all of the Company's shareholders to purchase new Carl Zeiss Meditec shares at a subscription price of € 10.10 per share until this release procedure has been concluded.

As published on 2 May 2006, Carl Zeiss Meditec AG – with effect from 1 May 2006 – combined its sales and marketing activities in the French market in the newly founded subsidiary Carl Zeiss Meditec France S.A.S., which has its registered office in Le Pecq, France.

6. Events after the balance sheet date

Carl Zeiss Meditec AG purchased a further 110,174 IOLTECH shares on 10 July 2006. IOLTECH is listed in Section C of the Eurolist on the Paris Stock Exchange. The acquisition of this parcel of shares means that Carl Zeiss Meditec now holds 96.5% of IOLTECH's share capital and thus exceeds the required shareholding threshold for a squeeze-out. This is planned within the coming months. Carl Zeiss Meditec's objective continues to be to conclude the formal integration of IOLTECH and finalise its stock exchange listing.

The purchase price per IOLTECH share was € 111.00. The total volume of the transaction thus amounts to € 12.2 million, excluding incidental costs.

Glossary

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Financial terms

Capex
Abbreviation for "Capital Expenditure"

Indicates the level of investment in property, plant and equipment;

Usually stated as the Capex ratio, i.e. investments in property, plant and equipment in the reporting period in relation to consolidated sales for the same period

Cash flow from operating activities (or: operative cash flow)
Shows the net change in the company's cash and cash equivalents arising from operating activities and is thus an indicator of the financial strength resulting from these

Calculation: usually indirect calculation by adjusting the consolidated net income generated in a period by non-cash transactions from the income statement and cash transactions resulting from changes in individual items in the consolidated balance sheet; adjusted items are associated with the company's operating activities – mainly depreciation and amortisation and changes in working capital

DSO
Abbreviation for "Days of Sales Outstanding"

Number of days that customers take to pay an invoice

EBIT
Abbreviation for "Earnings Before Interest and Taxes"

EBITDA
Abbreviation for „Earnings before interest, taxes, depreciation and amortisation"

Property, plant and equipment and intangible assets are depreciated and amortised, respectively, insofar as they have a limited useful life

EMEA
Abbreviation for "Europe, Middle East and Africa"

Term to describe the economic area Europe, composed of Western and Eastern Europe, the Middle East and Africa

Earnings per share
Indicates the consolidated earnings per share that were generated

Calculation: consolidated net income divided by the weighted average number of outstanding shares in the reporting period

IFRS
Abbreviation for "International Financial Reporting Standards", until 2001: "International Accounting Standards" or IAS)

International accounting regulations developed and published by the London-based "International Accounting Standards Board" (IASB).

Purchase price allocation
Distribution of the purchase price after a company acquisition among the assets and liabilities of the acquired company;

Evaluation at the attributable fair value so that hidden reserves are disclosed;
Residual amount after distribution is positioned in the balance sheet as goodwill

SFAS
Abbreviation for "Statement of Financial Accounting Standards", or "Financial Accounting Standards", "FAS"

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Accounting and reporting standards promulgated by the Financial Accounting Standards Board (FASB) under US GAAP

US GAAP
Abbreviation for "United States Generally Accepted Accounting Principles"

US accounting rules;

According to Art. 62 German Stock Exchange Regulations (Börsenordnung, BörsO), companies in Germany that are listed on the official or regulated market with extended admission criteria (Prime Standard), must prepare consolidated financial statements according US GAAP or IFRS

Technical terms

AMD
Abbreviation for "Age-related Macular Degeneration"

Retinal disease of the area of maximum visual acuity (macula) which leads to the loss of central vision. Most common cause of age-related blindness in industrialised countries

Glaucoma
Ophthalmic disease which leads to restriction of the field of vision, often caused by increased ocular pressure;

Second most common cause of blindness in industrialised countries

Humphrey® Field Analyzer
System for static and kinetic measurement of the visual field for assistance with glaucoma diagnosis

IOL
Abbreviation for "Intraocular lens"

Synthetic lens to replace the natural lens of the eye, used in cataract surgery

IOLMaster®
Device for accurate and efficient non-contact measurement of the eye and calculation of the required intraocular lens prior to cataract surgery

Cataract
Deterioration of vision through opacity of the lens;

Most common cause of blindness wordwide, typical disease among the elderly

MEL 80™
Laser for fast and accurate treatment of vision defects (refractive errors)

STRATUSOCT™
Diagnostic system for examining the structure of the fundus (e.g. for the early diagnosis of glaucoma and other serious ophthalmic diseases)

VISUCAM™ PRO^NM^
Innovative fundus camera that allows the fundus of the eye to be examined in minute detail, without using mydriatics to dilate the pupils

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Financial calendar and contacts

Date	Financial year 2005/2006
13 December 2006	Publication of the Annual Financial Statements 2005/2006
13 December 2006	Analysts' Conference, Frankfurt am Main

Datum	Financial year 2006/2007
14 February 2007	3 Month Report
14 February 2007	Telephone Conference
March 2007	Annual General Meeting
15 May 2007	6 Month Report
15 May 2007	Analysts' Conference Frankfurt am Main
14 August 2007	9 Month Report
14 August 2007	Telephone Conference
12 December 2007	Publication of the Annual Financial Statements 2006/2007
12 December 2007	Analysts' Conference, Frankfurt am Main

Carl Zeiss Meditec AG
Jens Brajer
Director Investor Relations
Telefon: +49 36 41 2 20-1 05
Telefax: +49 36 41 2 20-1 17
investors@meditec.zeiss.com

Patrick Kofler
Junior Investor Relations Manager
Telefon: +49 36 41 2 20-1 06
Telefax: +49 36 41 2 20-1 17
investors@meditec.zeiss.com

The 9 Month Report 2005/2006 of Carl Zeiss Meditec AG has been published in German and English.

Both versions and the key figures of this report are available for downloading from the following address: **www.meditec.zeiss.com/ir**

Edited by:
Jens Brajer, Patrick Kofler

Concept and design:
PROFIL PR & Werbeagentur GmbH, Erfurt
www.profilpr.de

Printed in Germany 08/2006
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telefon: +49 36 41 2 20-0
Telefax: +49 36 41 2 20-1 12
www.meditec.zeiss.com


ZEISS
CARL ZEISS MEDITEC

Carl Zeiss Meditec extends its holding in French IOLTECH S.A. to more than 96%

Formal conclusion of the successful IOLTECH takeover comes within reach: squeeze-out bid planned

(Jena, 10 July 2006) Carl Zeiss Meditec AG (ISIN DE0005313704) has acquired a further 110,174 shares in IOLTECH S.A., which is listed on the Eurolist Compartment C at the Euronext Stock Exchange in Paris. The purchase price amounts to € 111.00 per share. For the medical technology supplier, listed in the Prime Standard at the German Stock Exchange, this is a significant step towards achieving its goal of 100% acquisition of IOLTECH S.A. Having reached a 96.5% share of IOLTECH's capital stock and 96.5% of the respective voting rights, Carl Zeiss Meditec plans a squeeze-out of the remaining IOLTECH shareholders in the next few months.

"The IOLTECH acquisition has so far taken a successful course. Following the takeover in February 2005 we already completed the business and organisational integration by the end of the past financial year. We are delighted, that in the foreseeable future we will also be reaching the formal completion of this transaction," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec. "From the outset, our goal was to acquire a 100% holding in IOLTECH and to fully integrate the business with implants and consumables for ophthalmic surgery into our group."

With effect from 1 February 2005, Carl Zeiss Meditec had acquired about 62.7 percent of IOLTECH's capital stock from the company's former majority shareholder Philippe Tourrette. In a takeover bid from 14 March to 5 April 2005 a further 24.4% of IOLTECH shares were acquired, and until autumn of last year a further 0.2% of IOLTECH's capital stock had been purchased on the stock market market.

"The focus of our future strategic alignment remains the continued and systematic expansion of our position in the field of ophthalmologic surgery,"

Press Release


ZEISS
CARL ZEISS MEDITEC

said Krauss. "The IOLTECH acquisition was an ideal starting point in this respect; the proposed acquisition of Carl Zeiss Surgical is the logical continuation of the course we have thus adopted."

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE0005313704) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The planned acquisition of Carl Zeiss Surgical is intended to further supplement the eye surgery product portfolio and to open up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the leading provider of visualisation solutions in the world in both these fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec, Inc.), Japan (Carl Zeiss Meditec Co. Ltd.) and France (IOLTECH S.A.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

35 percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact:

Jens Brajer/Director Investor Relations
Goeschwitzer Strasse 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Press Release

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec continues profitable growth: significant increase in sales and earnings in the first six months

Sales increase by more than 34% to € 192.3 million - EBIT up by almost 41% year-on-year to € 23.4 million – net income jumps by more than a half to € 11.8 million – cash flow from operating activities more than doubled

(Jena, 15 May 2006) Carl Zeiss Meditec AG (ISIN DE0005313704) has continued its profitable growth in the first six months of the financial year 2005/2006. The profitability of the medical technology company, which is listed on the Prime Standard of the German Stock Exchange, again grew stronger than sales. The Company thus generated a consolidated net income of € 11.8 million in the first six months of the current financial year. Compared to the previous year (€ 7.7 million), this corresponds to an increase of 52.3%. Earnings per share thus increased accordingly to € 0.36 (previous year: € 0.27). Sales also grew substantially, increasing by 34.4% to € 192.3 (previous year: € 143.1) million. The operating result (EBIT) generated in the period under review was € 23.4 million and was thus up by 40.7% year-on-year (€ 16.6 million). Thanks to the continued and successful optimisation of key business processes, the development of cash flow from operating activities was extremely positive: Compared to the previous year, Carl Zeiss Meditec more than doubled its net cash inflow from operating activities (+ 119.2%) to € 19.2 million (previous year: 8.7 million).

"In the first six months of 2005/2006, we showed once again that we are in a position to grow profitably on our own resources. Our acquisitions accelerated this growth further," said President and CEO of Carl Zeiss Meditec, Ulrich Krauss. "Our six month figures also show impressively that our product portfolio has found worldwide acceptance via our global distribution network."

Compared to the previous year, Carl Zeiss Meditec achieved its greatest increase in sales in the EMEA region (Europe, Middle East and Africa).

Press Release



Sales revenues here climbed by 52.0% to € 48.9 million (previous year: € 32.2 million). In addition to the strong demand for diagnostic and treatment systems, the expansion of Carl Zeiss Meditec's business into ophthalmic surgery, as a result of the acquisition of IOLTECH in the past financial year, also contributed to this growth. EMEA business had a share in total sales of 25.4% in the period under review (previous year: 22.5%). The region with the greatest volume of sales continued to be the Americas with 43.4% (previous year: 40.4%) of Carl Zeiss Meditec's total sales. This increased share in sales demonstrates the dynamic sales growth in this region: Compared to the previous year (€ 57.8 million), sales rose by 44.0% to € 83.3 million. This development is due, among other things, to the encouraging sales trend for systems for the diagnosis of retinal diseases, glaucoma and cataracts. Sales development in the Asia / Pacific region was also positive. Compared to the previous year (€ 43.6 million), sales here rose by 16.4% to € 50.7 million. Overall, Carl Zeiss Meditec generated 26.4% (previous year: 30.5%) of its sales in this region. The sales revenues generated in Germany (share in total sales: 4.8% compared to 6.6% the previous year) remained quite stable due to the somewhat restrained demand that currently persists on the German market compared to the previous year: After € 9.5 million in the previous year, Carl Zeiss Meditec generated sales of € 9.3 million in Germany in the first six months of 2005/2006.

More than two thirds of sales in the first six months of 2005/2006 was attributable to innovative diagnostic systems. Carl Zeiss Meditec generated sales of € 129.8 million with these systems. Compared to the previous year (€ 101.5 million), this corresponds to an increase of 27.9%. The sustained strong demand for laser systems and the consolidation of IOLTECH, which was only included in the previous year's financial statements for two months, led to a jump in sales by 69.1% to € 50.2 million (previous year: € 29.7million) with treatment systems and implants (combined in the business segment "Laser and IOL"). This segment thus accounted for 26.1% of Carl Zeiss Meditec's total sales. The Service business grew by 2.7% year-on-year to € 12.3 million (previous year: € 12.0 million), thus accounting for 6.4% of sales.

Key balance sheet ratios underline the successful business performance of Carl Zeiss Meditec. The equity ratio increased to 56.5% (30 September


ZEISS
CARL ZEISS MEDITEC

2005: 56.0%) and cash and cash equivalents reached € 60.3 million, thanks to the further successful optimisation of working capital.

As of 31 March 2006, Carl Zeiss Meditec employed a global workforce of 1,264 (previous year: 1,182).

Carl Zeiss Meditec plans to continue the way on its growth path in the future, too: "Innovations in all business segments shall continue to be a key driver of the further development at Carl Zeiss Meditec", said Ulrich Krauss. "Our focus here will be on making time-to-market cycles even shorter in order to further extend our leading position as a solutions provider in future. We will also continue to improve the effectiveness and efficiency of our global distribution network. The recent integration of our sales activities in France into one direct sales company is one example of this strategy."

Carl Zeiss Meditec also did not change its plans to acquire Carl Zeiss Surgical by way of a combined capital increase against contributions in kind and in cash. The aim of this transactions is the further expansion of Carl Zeiss Meditec's position in the field of ophthalmic surgery and the expansion of its business into the growth market of neuro/ENT surgery.

Press Release


ZEISS
CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The planned acquisition of Carl Zeiss Surgical is intended to further supplement the eye surgery product portfolio and to open up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the leading provider of visualisation solutions in the world in both these fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec, Inc.), Japan (Carl Zeiss Meditec Co. Ltd.) and France (IOLTECH S.A.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

35 percent of Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

6 Month Report

2005/2006



Q2

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ZEISS CARL ZEISS MEDITEC

6 Months 2005/2006

Key results at a glance

Results of the second quarter 2005/2006

- ✔ Sales again significantly increased
- ✔ Earnings grow faster than sales
- ✔ Substantial improvement in cash flow from operating activities
- ✔ Takeover of Carl Zeiss Surgical temporarily delayed

Overview of business development

Business development

(Unless specified otherwise, figures in €'000)	6 Month Report 2005/2006	6 Month Report 2004/2005	Change
Consolidated sales	192,256	143,095	+34.4%
Gross margin	*47.0%*	*47.0%*	*±0% points*
EBITDA	28,539	19,867	+43.7%
EBITDA margin	*14.8%*	*13.9%*	*+0.9% points*
EBIT	23,400	16,627	+40.7%
EBIT margin	*12.2%*	*11.6%*	*+0.6% points*
Consolidated net income	11,797	7,745	+52.3%
Return on sales	*6.1%*	*5.4%*	*+0.7% points*
Earnings per share	€ 0.36	€ 0.27	+35.4%
	31 March 2006	**30 September 2005**	
Net cash and cash equivalents	29,648	14,794	+100.4%
Trade accounts receivable[1]	63,173	62,047	+1.8%
Inventories	57,864	53,744	+7.7%
Days of sales outstanding (DSO)	*59.1 days*	*69.0 days*	*-14.3%*
Net working capital	*45,080*	*45,412*	*-0.7%*
Liabilities	153,972	148,118	+4.0%
Net debt	*72,736*	*80,884*	*-10.1%*
Equity ratio	*56.5%*	*56.0%*	*+0.5% points*
	6 Month Report 2005/2006	**6 Month Report 2004/2005**	
Cash flow from operating activities	19,155	8,739	+119.2%
Cash flow/sales	*10.0%*	*6.1%*	*+3.9% points*
Cash flow per share	*€ 0.59*	*€ 0.30*	*+96.7%*

1 Thereof from third parties: € 55,086 thousand (31 March 2006) and € 55,819 thousand (30 September 2005)

Transparent and comprehensive financial data and information in accordance with an internationally recognised accounting standard – a matter of course for us from the outset. This chapter provides a detailed insight into the economic development of Carl Zeiss Meditec AG in the first six months of 2005/2006.

Contents

Dear Shareholders,

Ladies and Gentlemen,

Carl Zeiss Meditec can once again look back on a successful business performance in the first six months of 2005/2006. Compared to the previous year (€ 143.1 million), consolidated sales rose 34.4% to € 192.3 million. Organic sales growth, in other words, the development of consolidated sales adjusted for currency effects, acquisitions and organisational restructuring, both in the reporting period and in the previous year, amounts to 15.2% and thus significantly exceeds the market growth of around 10% p.a. These figures demonstrate yet again that we have both a product portfolio with a high level of market acceptance and an efficient global distribution network. We also advanced further on our way to continuously improving earnings. EBITDA increased by 43.7% year-on-year from € 19.9 million to € 28.5 million, and the operating result (EBIT) rose 40.7% from € 16.6 million to € 23.4 million. Consolidated net income increased by more than half year-on-year, amounting to € 11.8 million in the first six months of 2005/2006, compared to € 7.7 million the previous year. This growth in earnings thus overcompensated for the increased number of shares from the previous year, resulting in a rise in earnings per share to € 0.36 (previous year: € 0.27). The increase in cash flow from operating activities to more than double the previous year's figure reflects the successful business development of our Company and the continual and successful optimisation of key business processes.

In order to continue to ensure our profitable growth, we are still planning, by way of a combined capital increase against contributions in kind and in cash, to acquire Carl Zeiss Surgical and guarantee finance for further growth. Our aim is to further expand Carl Zeiss Meditec's position in the field of ophthalmic surgery and also extend our business activities into the growth market of neuro/ENT surgery. Although the Annual General Meeting of Carl Zeiss Meditec AG on 10 March 2006 approved this step with a majority of 99.8% of the share capital present, including 98.5% of the free float present, a total of eight petitioners filed suit against this resolution at the responsible district court. This could delay the conclusion of this transaction until beyond the end of the current financial year. Nevertheless, we are still planning to take over Carl Zeiss Surgical with the help of an approval process, presumably until the end of this calendar year. This depends on the responsible court allowing this application. The planned capital increase by which all shareholders of our Company may purchase new Carl Zeiss Meditec shares at a subscription price of € 10.10 will also be delayed accordingly.



Ulrich Krauss
Dipl.-Kaufmann (MBA)



Bernd Hirsch
Dipl.-Kaufmann (MBA)



James L. Taylor
BS, MBA

Carl Zeiss Meditec proved yet again in the period under review that it is in a position to grow profitably on its own resources and accelerate this process through acquisitions to thus create value added for its shareholders, customers and employees. We will continue to pursue this goal in future and would be delighted if you would continue to accompany us on this journey.

We hope you enjoy reading this quarterly report.

Jena, May 2006

Yours

Ulrich Krauss
President and CEO

Yours

Bernd Hirsch
Member of the
Management Board

Yours

James L. Taylor
Member of the
Management Board

Management report to the consolidated interim financial statements

Business development

1. Executive summary

The **sales** of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", "the Group", "the Company") amounted to € 192.3 million in the first six months of 2005/2006. This corresponds to an increase of 34.4% year-on-year (previous year: € 143.1 million). Organic growth, in other words, the development of consolidated sales adjusted for currency effects, acquisitions and organisational restructuring, both in the period under review and in the previous year, amounted to 15.2%.

The Group's earnings situation again showed a disproportionate improvement: **EBITDA** increased to € 28.5 million in the first six months of financial year 2005/2006 and was thus up 43.7% year-on-year (previous year: € 19.9 million). The EBITDA margin was 14.8% (previous year: 13.9%). There was also a considerable improvement in **earnings before interest and taxes (EBIT)**, which, at € 23.4 million, were up 40.7% over the year-ago figure of € 16.6 million. With an increase of 52.3%, **consolidated net income** increased to an even greater extent than sales and EBIT. In the first six months of 2005/2006 it stood at € 11.8 million (previous year: € 7.7 million). **Earnings per share** increased by more than one third year-on-year from € 0.27 to € 0.36.

Due to the positive development of earnings and thanks to the continued optimisation of working capital through active asset management, **cash flow from operating activities** increased to € 19.2 million in the first half of 2005/2006 and was thus more than double the year-ago figure of € 8.7 million.

2. Structure of the financial statements

With regard to the structure of the consolidated financial statements, it should be noted that the Company's reporting entity was extended during the year-ago period to include two external acquisitions and a change in the organisational structure. With effect from 1 November 2004, the Japanese subsidiary of Carl Zeiss Meditec, Carl Zeiss Meditec Co., Ltd., took over the surgical business of Carl Zeiss Co., Ltd.[2] In addition, the takeover of US company Laser Diagnostic Technologies, Inc. ("LDT") was formally completed on 2 December 2004. Furthermore, the majority of the French company IOLTECH S.A. ("IOLTECH") was taken over with effect from 1 February 2005. Accordingly, the first transaction above is recognised in the year-ago period from 1 November. LDT and IOLTECH are thus included in the consolidated financial statements of Carl Zeiss Meditec from 2 December 2004 and 1 February 2005, respectively.

2 This is a transaction under common control, as all companies are controlled by Carl Zeiss AG

The presentation of sales by region was also adjusted slightly in accordance with internal sales responsibility: sales generated in Africa and the Middle East, previously carried under the region "Asia/Pacific", are now grouped together with the region "Europe" under "Europe, Middle East and Africa" (EMEA). In order to give a transparent overview of developments from the previous year, the regional sales distribution for the previous year was adjusted accordingly.

3. Development of sales

Carl Zeiss Meditec increased its consolidated sales in the first six months of the current financial year by 34.4% year-on-year to € 192.3 million (previous year: € 143.1 million). Assuming the same exchanges rates as in the previous year, sales increased by 30.5%. If the effects of the acquisition of IOLTECH and LDT and the organisational restructuring in Japan are taken into account, the Company's organic sales growth amounts to 15.2%.

a) Consolidated sales by business segment

Around two thirds (67.5%) of Carl Zeiss Meditec's consolidated sales in the first six months are attributable to the "Diagnosis" business segment. Innovative diagnostic systems were yet again key sales drivers. The Company's presence in the "Laser and IOL" segment grew significantly year-on-year. In spite of a significant increase in Diagnosis sales, the share of this business segment in the Company's consolidated sales rose from 20.7% in the previous year to 26.1% in the reporting period. The "Service" business segment accounted for 6.4% of consolidated sales in the first six months of 2005/2006. Figure 1 shows the distribution of sales by business segment in the reporting period.

Figure 1:
Share of consolidated sales generated by the business segments "Laser and IOL"[3], "Diagnosis" and "Service" in the first six months of financial year 2005/2006


6.4%
26.1%
67.5%
Service
Laser and IOL
Diagnosis
Consolidated sales: € 192.3m

3 Sales of IOLTECH products were combined with Carl Zeiss Meditec laser sales.

Sales in the "Diagnosis" business segment increased by 27.9% year-on-year from € 101.5 million to € 129.8 million. Key products in this segment were the STRATUSoct™, Humphrey® Field Analyzer (HFA) and IOLMaster® systems. The non-mydriatic fundus camera VISUCAM™ PRO™ introduced at the end of the past financial year, which allows the fundus of the eye to be examined without the use of mydriatics to dilate the pupils, also made an increasing contribution to sales throughout the financial year.

Consolidated sales in the "Laser and IOL" business were 69.1% up on the previous year, rising to € 50.2 million (previous year: € 29.7 million). This increase is mainly attributable to the fact that IOLTECH sales are fully included in the period under review, i.e. for six months, whereas they were only included for two months the previous year. Sales of therapeutic systems (lasers) also showed positive development from the previous year. Highlights here include the systems for laser correction of vision defects (MEL 80™) and for the treatment of retinal diseases (VISULAS™ 532s).

Compared to the first half of 2004/2005 consolidated sales for services increased by 2.7% to € 12.3 million (previous year: € 12.0 million).

The figure below shows a breakdown of consolidated sales by business segment for the first six months of the current financial year:

Figure 2:
Consolidated sales by business segment for the 6 Month Reports 2005/2006 and 2004/2005

(Figures in € '000)



6 Month Report 2005/2006
6 Month Report 2004/2005
129,804
101,461
50,152
29,658
12,300
11,976
Consolidated sales: 192,256
Consolidated sales: 143,095
Diagnosis +27.9%
Laser and IOL +69.1%
Service +2.7%

Assuming the same exchange rates as in the previous year, sales in the respective business segments developed as follows.



6 Month Report 2005/2006
6 Month Report 2004/2005
124,966
50,037
11,728
101,461
29,658
11,976
Consolidated sales: 186,731
Consolidated sales: 143,095
Diagnosis +23.2%
Laser and IOL +68.7%
Service -2.1%



Figure 3:
Consolidated sales by business segment for the 6 Month Reports 2005/2006 and 2004/2005 based on constant exchange rates

(Figures in € '000)

b) Consolidated sales by region

Compared to the previous year, Carl Zeiss Meditec generated the strongest growth in its consolidated sales in the EMEA region (Europe, Middle East and Africa) in the period under review. Sales revenues rose by 52.0% to € 48.9 million (previous year: € 32.2 million). In addition to the strong demand for diagnostic and treatment systems, the main driver of this growth was the expansion of Carl Zeiss Meditec's business into ophthalmic surgery as a result of the acquisition of IOLTECH. This region accounted for 25.4% (previous year: 22.5%) of Carl Zeiss Meditec's total sales in the first six months of 2005/2006.

Sales development in the Asia/Pacific region was also positive. Compared to the previous year (€ 43.6 million), sales here rose 16.4% to € 50.7 million. This development was primarily driven by the increased demand for diagnostic and treatment systems. Overall, Carl Zeiss Meditec generated 26.4% (previous year: 30.5%) of its consolidated sales in this region.

The region with the greatest volume of sales was the Americas. Carl Zeiss Meditec generated 43.4% (previous year: 40.4%) of its consolidated sales here. This increased share in sales demonstrates the dynamic sales growth in this region: compared to the previous year (€ 57.8 million), consolidated sales rose by 44.0% to € 83.3 million. This development is due, among other things, to the encouraging volume sales trend for systems for the diagnosis of retinal diseases, glaucoma and cataracts.

The consolidated sales generated in Germany remained almost stable due to the somewhat restrained demand that currently persists, compared to the previous year: after € 9.5 million the previous year, Carl Zeiss Meditec's sales revenue was € 9.3 million in this regional market. This corresponds to a slight decrease of 1.7%. Germany, however, only accounted for 4.8% of Carl Zeiss Meditec's consolidated sales in the first six months (previous year: 6.6%).

Consolidated sales by region are summarised in the figure below:


Figure 4:
Consolidated sales by region for the 6 Month Reports 2005/2006 and 2004/2005

(Figures in € '000)


6 Month Report 2005/2006
6 Month Report 2004/2005
50,731
83,276
48,926
9,323
43,578
57,838
32,192
9,487
Consolidated sales: 192,256
Consolidated sales: 143,095
Asia/Pacific +16.4%
Americas +44.0%
EMEA +52.0%
Germany -1.7%

Consolidated sales by region on the basis of constant exchange rates are as follows.


Figure 5:
Consolidated sales by region for the 6 Month Reports 2005/2006 and 2004/2005 based on constant exchange rates

(Figures in € '000)


6 Month Report 2005/2006
6 Month Report 2004/2005
51,159
77,326
48,923
9,323
43,578
57,838
32,192
9,487
Consolidated sales: 186,731
Consolidated sales: 143,095


Asia/Pacific +17.4%
Americas +33.7%
EMEA +52.0%
Germany -1.7%

4. Net worth

a) Statement of net worth

The following chart summarises the development of key items in the consolidated balance sheet.



31.03.2006
30.09.2005
60,257
50,003
157,328
147,951
70,862
76,952
95,898
92,774
91,269
85,308
62,703
62,810
217,097
205,746
13,276
13,816
Consolidated balance sheet total: 384,345
Consolidated balance sheet total: 367,680
Assets
Cash and cash equivalents
Current assets (excluding cash and cash equivalents)
Noncurrent assets (excluding goodwill)
Goodwill
Liabilities and shareholders' equity
Current liablities
Noncurrent liablities
Shareholders' equity
Minority interests

Figure 6: Structure of the consolidated balance sheet as of 31 March 2006 and 30 September 2005

(Figures in € '000)

There were no significant changes to the structure of Carl Zeiss Meditec's consolidated balance sheet from the balance sheet date 30 September 2005. The following gives more details on changes to selected balance sheet assets and liabilities.

Assets

Cash and cash equivalents

As of the balance sheet date 31 March 2006, Carl Zeiss Meditec held cash and cash equivalents of € 60.3 million (30 September 2005: € 50.0 million). The increase in this balance sheet item by 20.5% is attributable to the positive development of the Company's earnings. It should also be noted that the dividend resolved by the Annual General Meeting on 10 March 2006 for financial year 2004/2005 could not be paid until after the balance sheet date on 13 April 2006. This was due to the objections raised by several shareholders against all items on the Annual General Meeting agenda and, accordingly, against the distribution of a dividend.

Trade accounts receivable

Trade accounts receivable from third parties decreased slightly by 1.3% from 30 September 2005 (€ 55.8 million) to € 55.1 million. In spite of the higher share in sales of the Japanese subsidiary Carl Zeiss Meditec Co., Ltd. in the second quarter of the financial year – due to seasonal factors – and the corresponding temporary increase in trade accounts receivable shortly before the balance sheet date, working capital continued to be optimised successfully. This shows the improvement of the key figure Days of Sales Outstanding (DSO): this decreased from 30 September 2005 from 69.0 days to 59.1 days, corresponding to an improvement of 14.3%.

Accounts receivable from associated companies

Accounts receivable from associated companies increased from 30 September 2005 (€ 23.5 million) to € 29.1 million. A primary reason for this is the increase by € 3.7 million in receivables from the group treasury of Carl Zeiss AG, which are to be reported under this balance sheet item. The increase in this balance sheet item is also attributable to the growth in the Company's sales with distribution companies of the Carl Zeiss Group.

Inventories

This balance sheet item totalled € 57.9 million as of the balance sheet date 31 March 2006. Compared to 30 September 2005 (€ 53.7 million), this represents an increase of 7.7%. The primary reason for this development is the significant increase in the Company's sales volume.

Goodwill and other intangible assets

As of 31 March 2006, goodwill amounted to € 95.9 million. The change from 30 September 2005 (€ 92.8 million) is primarily attributable to a rebooking – with no effect on net income – of deferred tax assets on loss carry-forwards amounting to € 3.4 million, which were set up within the scope of the provisional purchase price allocation for the acquisition of IOLTECH. This rebooking was requested by the Management Board at the end

of the allocation period (1 February 2006) on the basis of commercial prudence, since a final decision by the Scottish tax authorities responsible for the IOLTECH subsidiary HYALTECH regarding the utility of the loss carry-forwards attributable to the Company has not yet been given (for further information on this refer also to the notes to the consolidated interim financial statements contained in this report).

The level of intangible assets decreased by 7.7% to € 26.1 million (30 September 2005: € 28.3 million) due to the scheduled write-down of assets that had been capitalised in connection with the purchase price allocation as required by US GAAP for, among other things, the two companies acquired the previous year, IOLTECH and LDT.

Liabilities

Trade accounts payable and accounts payable to associated companies

Trade accounts payable increased by 7.6% from 30 September 2005 (€ 19.2 million) to € 20.7 million.

Accounts payable to associated companies amounted to € 13.9 million as of the balance sheet date 31 March 2006 and were thus on around the same level as at 30 September 2005 (€ 13.5 million).

Income taxes payable

As a result of the positive business development in the Carl Zeiss Meditec Group, this item in the consolidated balance sheet increased by around one quarter (25.2%) to € 8.2 million (30 September 2005: € 6.6 million).

Accruals

Compared to 30 September 2005 (€ 33.9 million), this balance sheet item increased by 8.6% to € 36.8 million. This is attributable, among other things, to accruals for sales commissions and guarantees, which have increased due to the positive business growth of Carl Zeiss Meditec. This balance sheet item also includes measures to prevent against foreseeable risks.

Minority interests

This item in the consolidated balance sheet decreased by 3.9% from 30 September 2005 from € 13.8 million to € 13.3 million. Two opposing effects are significant in this. This balance sheet item was reduced by the one-off distribution of a contractually agreed preferred dividend to Carl Zeiss Co., Ltd., Tokyo, Japan. This preferred dividend was agreed within the scope of the foundation of the Japanese subsidiary Carl Zeiss Meditec Co., Ltd., Tokyo, Japan. In addition to its minority participation of 49%, this gave Carl Zeiss Co., Ltd. a claim to an

additional 17% of Carl Zeiss Meditec Co., Ltd.'s earnings after tax. This agreement was limited to the first three financial years after the acquisition of the ophthalmic business by Carl Zeiss Meditec. Due to the distribution of this divided to Carl Zeiss Co., Ltd., this provision will expire at the end of the current financial year 2005/2006. The successful business performance of the Japanese subsidiary Carl Zeiss Meditec Co., Ltd. as well as the still incomplete takeover of IOLTECH led, on the other hand, to an increase in this balance sheet item.

Shareholders' equity

The shareholders' equity reported in the consolidated balance sheet of Carl Zeiss Meditec as of 31 March 2006 amounted to € 217.1 million, corresponding to an increase of 5.5% over the figure as of 30 September 2005 (€ 205.7 million). This is mainly attributable to the increase in retained earnings, which grew by 28.7% to € 52.9 million (30 September 2005: € 41.1 million) as a result of the successful development of business.

b) Key ratios on net worth

The following table shows the development of important key data on net worth.

Table 1:
Key ratios on net worth as of 31 March 2006 and 30 September 2005

Key ratios	Definition	31.03.2006	30.09.2005	Change
Equity ratio	Shareholders' equity / Total assets	56.5%	56.0%	+0.5% points
Net debt	Liabilities ./. cash and cash equivalents ./. accounts receivable from group treasury of Carl Zeiss AG	€ 72,736 thousand	€ 80,884 thousand	-10.1%
Net financial debt [4]	Interest-bearing liabilities ./. cash and cash equivalents ./. accounts receivable from group treasury of Carl Zeiss AG + Accounts payable to group treasury of Carl Zeiss AG	€ (29,648) thousand	€ (14,794) thousand	+100.4%
Rate of inventory turnover	Cost of goods sold / Average inventories	3.7	3.9	-5.1%
Days of sales outstanding (DSO)	Trade accounts receivable / Consolidated sales (annualised) x 360 days	59.1 days	69.0 days	-14.3%

4 Negative sign means credit

5. Financial position

a) Statement of financial position


Figure 7:
Summary of key ratios in the consolidated cash flow statement


(Figures in € '000)



19,155
8,739
(1,924)
(97,970)
(6,876)
85,537
10,254
(4,421)
6 Month Report 2005/2006
6 Month Report 2004/2005
Change in cash and cash equivalents
Cash flow from financing activities
Cash flow from investing activities
Cash flow from operating activities

Cash flow from operating activities

Carl Zeiss Meditec generated cash flow from operating activities of € 19.2 million in the first six months of the financial year. Compared to the year-ago figure of € 8.7 million, this corresponds to an increase of 119.2%. This figure was positively influenced in particular by the 52.3% increase in consolidated net income and by the adjustment for depreciation and amortisation resulting, among other things, from the purchase price allocation. The necessary working capital was also further optimised. Receivables and inventories increased to a lesser extent than in the previous year – in spite of the significant increase in consolidated sales.

Cash flow from investing activities

Carl Zeiss Meditec invested considerably less in the period under review than in the first six months of the previous year. This was primarily influenced by the acquisitions of the two companies IOLTECH and LDT during this period.

Investments in property, plant and equipment amounted to € 1.9 million in the reporting period and were thus up on the previous year (€ 1.1 million). The Capex ratio, i.e. investments in property, plant and equipment as a ratio of consolidated sales, however, remained at around the same level as in the year-ago period at 1.0% of consolidated sales (previous year: 0.8%).

Overall, cash flow from investing activities amounted to € -1.9 million in the first six months of financial year 2005/2006, compared to € -98.0 million in the year-ago period.

Cash flow from financing activities

Cash flow from financing activities amounted to € -6.9 million in the period under review (previous year: € 85.5 million). A major influencing factor is the increase by € 3.7 million in receivables from the group treasury of Carl Zeiss AG with which Carl Zeiss Meditec invests cash and cash equivalents not required for its operating activities at usual market conditions. This credit in cash is entered in the balance sheet under "Accounts receivable from associated companies". In addition, the calculation of cash flow from financing activities included the one-off distribution of a special dividend to Carl Zeiss Co., Ltd., Tokyo, Japan, referred to in the section above entitled "Net worth".

In the second quarter of financial year 2005/2006 Carl Zeiss Meditec also made use of the authorisation granted by the Annual General Meeting on 13 May 2005 to repurchase treasury shares to a very limited extent. In total, Carl Zeiss Meditec repurchased 15,114 shares at the weighted average price of € 17.80 after publication of the intended takeover of Carl Zeiss Surgical. The total volume of the repurchase thus amounted to € 0.3 million. The repurchased shares were issued to employees of Carl Zeiss Meditec AG and its wholly owned subsidiaries at the beginning of February 2006 within the scope of its annual employee share programme. The aim of this employee share programme is to strengthen the commitment of Carl Zeiss Meditec employees to the Company.

b) Key ratios relating to financial position

Table 2:
Key ratios relating to financial position as of 31 March 2006 and 30 September 2005

(Figures in € '000)

Key ratios	Definition	31.03.2006	30.09.2005	Change
Cash and cash equivalents	Cash-in-hand and bank balances	60,257	50,003	+20.5%
Net cash and cash equivalents	Cash-in-hand and bank balances + accounts receivable from group treasury of Carl Zeiss AG ./. Liabilities to the group treasury of Carl Zeiss AG ./. Interest-bearing liabilities	29,648	14,794	+100.4%
Net working capital	Current assets ./. Cash and cash equivalents ./. Accounts receivable from group treasury of Carl Zeiss AG ./. Current liabilities	45,080	45,412	-0.7%
Working capital	Current assets ./. Current liabilities	126,316	112,646	+12.1%

Table 3:
Key ratios relating to financial position for the 6 Month Reports 2005/2006 and 2004/2005

Key ratios	Definition	6 Month Report 2005/2006	6 Month Report 2004/2005	Change
Cash flow per share	Cash flow from operating activities / Weighted average number of shares outstanding	€ 0.59	€ 0.30	+96.7%
Capex ratio	Cash flow from investments in fixed assets / Consolidated sales	1.0%	0.8%	+0.2% points

6. Earnings position

a) Statement of earnings

Table 4:
Summary of key ratios in the consolidated income statement for the 6 Month Reports 2005/2006 and 2004/2005

(Figures in € '000)

Figures in € '000	6 Month Report 2005/2006	6 Month Report 2004/2005	Change
Sales revenues	192,256	143,095	+34.4%
Gross margin	*47.0%*	*47.0%*	*±0% points*
EBITDA	28,539	19,867	+43.7%
EBITDA margin	*14.8%*	*13.9%*	*+0.9% points*
EBIT	23,400	16,627	+40.7%
EBIT margin	*12.2%*	*11.6%*	*+0.6% points*
Consolidated net income	11,797	7,745	+52.3%
Earnings per share (in €)	0.36	0.27	+35.4%

Sales revenues

Compared to the first six months of 2004/2005, Carl Zeiss Meditec achieved a substantial growth in sales: Consolidated sales climbed 34.4% from € 143.1 million to € 192.3 million.

Gross profit from sales

Gross profit from sales improved to € 90.3 million compared to the previous year (€ 67.3 million). This corresponds to an increase of 34.3%. The gross margin amounted to 47.0% in the first half of 2005/2006 and was thus on the level of the previous year.

Functional costs

In absolute terms, functional costs increased year-on-year from € 50.9 million to € 67.1 million. In relation to consolidated sales, however, there were no significant changes from the year-ago period:

- **Selling and marketing expenses:** Selling and marketing expenses amounted to € 37.9 million in the first six months of 2005/2006 after € 29.2 million in the previous year. In relation to consolidated sales, however, the expenses ratio decreased temporarily to 19.7% (previous year: 20.4%).
- **General and administrative expenses:** Compared to the previous year, expenses in this area increased by € 2.9 million to € 10.0 million (previous year: € 7.2 million). This is mainly the result of consultancy fees in connection with the planned takeover of Carl Zeiss Surgical. The ratio of general and administrative costs to consolidated sales thus increased slightly to 5.2% in the first six months of 2005/2006, after 5.0% in the previous year.
- **Research and development expenses:** Carl Zeiss Meditec spent € 19.1 million on research and development (R&D) in the period under review (previous year: € 14.5 million). A total of € 0.2 million was granted in subsidies (previous year: € 0.4 million). Research and development costs accounted for 10.0% of consolidated sales (previous year: 10.2%). This increase in absolute costs is primarily attributable to the promotion of major research and development projects.

Development of earnings

Earnings before interest, taxes, depreciation and amortisation (EBITDA) are mainly adjusted for the amortisation of intangible fixed assets that were capitalised in the course of the purchase price allocation (PPA) in connection with the acquisitions of IOLTECH S.A. and Laser Diagnostic Technologies, Inc. With an increase of 43.7% year-on-year, this figure increased to a greater extent than sales. In the first six months of 2005/2006 EBITDA stood at € 28.5 million (previous year: € 19.9 million).

Earnings before interest and tax (EBIT), which include the above-mentioned amortisation, also showed a greater increase than sales year-on-year, rising 40.7% from € 16.6 million to € 23.4 million.

The tax rate increased year-on-year from 36.1% to 40.1%. It should be noted here that the previous year's tax rate in the first six months of 2004/2005 was positively influenced by special, tax-effective write-downs. At the end of financial year 2004/2005 it was 39.1%. When considering the first half of 2005/2006, it should also be noted that withholding taxes were already deferred here that would accrue in connection with future dividends from the subsidiary Carl Zeiss Meditec, Inc. to Carl Zeiss Meditec AG.

The proportion of minority interests declined by around one fifth (20.3%) year-on-year, due, among other things, to the expiry of the claim of minority shareholders of Carl Zeiss, Co., Ltd. to a preferred dividend.

Consolidated net income increased to a significantly greater extent than consolidated sales. At € 11.8 million, this figure was up by 52.3% year-on-year in the first six months of 2005/2006 (previous year: € 7.7 million). This growth in earnings thus compensated for the increase in the number of shares from the previous year. Accordingly, earnings per share rose from € 0.27 the previous year to € 0.36 in the period under review.

b) Key ratios relating to earnings position

The year-on-year development of key ratios relating to earnings position highlights the successful implementation of measures to continually increase the profitability of the capital and assets used in the Company's business activities.

Figure 8:
Development of key ratios relating to earnings position in the 6 Month Reports 2005/2006 and 2004/2005


6.1%
5.4%
10.9%
10.1%
6.1%
4.4%
21.0%
21.3%
6 Month Report 2005/2006
6 Month Report 2004/2005
Return on capital employed
(ROCE, EBIT/Average capital employed)
Return on assets (RoA, Cons. net income/Total assets)
Return on equity (Cons. net income/Shareholders' equity)
Return on sales (Cons. net income/Cons. sales)

7. Research and development

In the first six months of financial year 2005/2006 Carl Zeiss Meditec spent a total of € 19.1 million on research and development (previous year: € 14.5 million). Subsidies of € 0.2 million (previous year: € 0.4 million) are taken into account.

As of 31 March 2006, 225 employees (17.8%) throughout the Group were working in R&D (previous year: 208 or 17.6%).

The following table shows Carl Zeiss Meditec's main R&D activities in the period under review. These can be grouped under the following four focal areas:

- continual development of the existing product portfolio
- development of new products
- combination of diagnosis and treatment, and
- networking of systems and devices

Table 5:
Focal points of R&D in the first six months of financial year 2005/2006

Focus	Activities
Continual development of the existing product portfolio	- Systematic activities to expand the technical and practical functioning of major diagnostic and therapeutic systems (e.g. IOLMaster® und MEL 80™)
Development of new products and combination of diagnosis and treatment	- Development of new laser systems to treat retinal diseases - Project for the development of new treatment options in the field of refractive surgery - Expansion of clinical trials within the scope of a research project for the development of intraocular lenses, the refractive power of which can be adjusted using special light patterns - Investigation of extended diagnostic and documentation options in basic systems - Projects for the development of new intraocular lenses
Networking of systems and devices	- Conclusion of activities concerning the integration of various diagnostic systems (e.g. VISUCAM™ PRO™, IOLMaster® or HFA II/) in hospital and practice networks - Ongoing activities to further develop software solutions

The marketing approval of the refractive laser MEL 80™ in the USA was another focal point of research and development activities in the period under review. The Company made progress here, as planned. The prescribed tests were concluded and the relevant data was passed on to the responsible authorities.

8. Events of particular significance

On 9 January 2006 Carl Zeiss Meditec announced that it intends to acquire Carl Zeiss Surgical from its principal shareholder, the Carl Zeiss Group. The Company's aim in this is to further expand its position in the field of ophthalmic surgery and also extend its business activities into the growth market of neuro/ENT surgery. Carl Zeiss Surgical consists of Carl Zeiss Surgical GmbH, Oberkochen, Germany, and Carl Zeiss Surgical, Inc., Thornwood, USA.

The capital increase is structured as a subscription rights issue. Overall, it is planned to increase the share capital of Carl Zeiss Meditec AG from the current € 32,523,844, composed of as many no-par value shares, at a ratio of 2:3, by € 48,785,766 to a total of € 81,309,610, composed of 81,309,610 no-par value shares. The standard subscription price for all shares being issued as part of the planned capital increase will be € 10.10 per share. The combined capital increase against contributions in kind and in cash will ensure that the current free float of 35% does not change.

The Annual General Meeting of Carl Zeiss Meditec AG on 10 March 2006 had approved the acquisition of Carl Zeiss Surgical by way of a combined increase against contributions in kind and in cash with a majority of 99.8% of the share capital present, including 98.5% of the free float present.

However, a total of eight shareholders filed suit against the planned transaction at the responsible district court.

Carl Zeiss Meditec nevertheless intends to proceed with its acquisition of Carl Zeiss Surgical. To do this, the Company plans to conclude the transaction by applying an approval process, presumably during the course of this calendar year. The lawsuits that have been filed will delay the above mentioned capital measure, which will allow all of the Company's shareholders to purchase new Carl Zeiss Meditec shares at a subscription price of € 10.10 per share, until this approval process has been concluded.

9. Events after the balance sheet date

With effect from 1 May 2006, Carl Zeiss Meditec AG combined its sales and marketing activities in the French market in the newly founded subsidiary Carl Zeiss Meditec France SAS.

This is an important milestone for the Company in the expansion and reinforcement of its sales organisation.

In order to be able to successfully grow this new sales structure, Carl Zeiss Meditec took over the medical technology distribution organisation of Carl Zeiss SAS on 1 May 2006. Carl Zeiss SAS was previously distribution partner for devices and systems of Carl Zeiss Meditec in France. Pro forma, the medical technology distribution organisation of Carl Zeiss SAS generated sales of € 16.2 million and EBIT of € 0.6 million in financial year 2004/2005. In addition, the sales and marketing activities of IOLTECH S.A. in France were transferred to the newly founded Carl Zeiss Meditec France SAS. The related assets and liabilities, primarily working capital, were transferred at net book values. In addition, a purchase price of around € 0.7 million was paid to Carl Zeiss SAS for the customer base.

Pro forma, the new distribution company would have generated sales of about € 31.7 million in the French market in financial year 2004/2005.

This measure unites the previously separate sales and marketing channels in France under one management, so that the comprehensive product range, from devices and systems to intraocular lenses, can be marketed even more effectively and efficiently than ever before. The new structure will enable Carl Zeiss Meditec to exploit cross-selling potential and adapt more closely to the individual needs of its individual customer groups.

10. Orders on hand

As of 31 March 2006 the Group's orders on hand totalled € 27.1 million (previous year: € 13.5 million). Figure 9 shows the distribution of orders on hand among the individual group companies as of the balance sheet date.



Figure 9:
Distribution of orders on hand by group company as of 31 March 2006


9.5%
< 0.1%
42.8%
47.7%
Carl Zeiss Meditec Systems GmbH, Pirmasens, Germany
Carl Zeiss Meditec AG, Jena, Germany
Carl Zeiss Meditec, Inc., Dublin, USA
Carl Zeiss Meditec Co., Ltd., Tokyo, Japan

11. Personnel

As of 31 March 2006 the Carl Zeiss Meditec Group employed a global workforce of 1,264 (previous year: 1,182).

Figure 10 shows the personnel structure of the Carl Zeiss Meditec Group as of 31 March 2006.

Figure 10:
Personnel structure of the Carl Zeiss Meditec Group as of 31 March 2006


3.5%
9.1%
34.1%
17.8%
3.3%
11.9%
20.3%
Production
Sales and marketing
Service
Product management
Research and development
Management Board, commercial sector, administration
Quality management

12. Outlook

Carl Zeiss Meditec continued on its profitable growth course as planned in the first six months of the year. The development of key ratios relating to business development shows that the Company is in a position to strengthen its organic growth wisely through acquisitions and thus create value added for its shareholders, customers and employees.

Innovations in all areas of ophthalmology shall continue to be a key driver of the further growth of Carl Zeiss Meditec. Our focus here will be on making time-to-market cycles even shorter in order to further extend our technological leadership in future. We will also continue to improve the effectiveness and efficiency of our global distribution network. The bundling of our sales activities in France is one example of this. This will be supported by an even stronger focus on an all-round customer care concept.

We will continue to exploit external growth opportunities in future wherever logical and possible. The aim of these, on the one hand, is to expand our product and technology base and, on the other hand, to penetrate other addressable market segments to extend our growth into other areas of medical technology. A key element of this strategy is the takeover of Carl Zeiss Surgical. This step will create a medical technology company that focuses on the two growth markets ophthalmology and neuro/ENT surgery. By reinforcing our existing core business in ophthalmology and expanding our business activities into the field of neuro/ENT surgery, we hope to further enhance the Company's growth trend and increase profitability.

Directors' Holdings and Directors' Dealings

Directors' Holdings – Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

Management Board		No. of Carl Zeiss Meditec shares (31.03.2006)
Ulrich Krauss	Shares	500
Bernd Hirsch	Shares	500
James L. Taylor	Shares	0

Supervisory Board		No. of Carl Zeiss Meditec shares (31.03.2006)
Dr Michael Kaschke	Shares	1,250
Alexander von Witzleben	Shares	1,094
Dr Dieter Kurz	Shares	0
Dr Markus Guthoff	Shares	1,900
Franz-Jörg Stündel	Shares	530
Wilhelm Burmeister	Shares	342

Company		No. of Carl Zeiss Meditec shares (31.03.2006)
Carl Zeiss Meditec AG	Shares	0

Directors' Dealings – Notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in the first six months of 2005/20066

In the first six months of 2005/2006 no members of the Management Board, the Supervisory Board, or their relatives, made any notifiable securities transactions pursuant to Art. 15a of the German Securities Trading Act (WpHG).

As a matter of principle, the relevant details concerning such securities transactions are immediately made publicly accessible following their notification on the Company's Web site at www.meditec.zeiss.com/ir, and submitted to the German Federal Financial Supervisory Authority (BaFin).

Shareholder structure

Shareholder structure (as of 31 March 2006)


35%
65%
100%
0.0%
< 0.1%
Carl Zeiss AG
Management Board and Supervisory Board of Carl Zeiss Meditec AG
Carl Zeiss Meditec AG
Free float
Share capital (€ 32,523,844, consisting of 32,523,844 no-par value shares)

Consolidated income statement (US GAAP)

Figures in € '000	2nd Quarter 2005/2006		2nd Quarter 2004/2005		6 Month Report 2005/2006		6 Month Report 2004/2005	
		1.01.2006-31.03.2006		1.01.2005-31.03.2005		1.10.2005-31.03.2006		1.10.2004-31.03.2005
Sales		97,146		81,157		192,256		143,095
Costs of goods sold		(51,386)		(42,141)		(101,908)		(75,832)
Gross profit		45,760		39,016		90,348		67,263
Selling and marketing expenses		(19,145)		(17,020)		(37,909)		(29,157)
General and administrative expenses		(5,385)		(4,225)		(10,049)		(7,184)
Research and development expenses	(9,455)		(8,196)		(19,374)		(14,969)	
minus government grants received	28	(9,427)	167	(8,029)	240	(19,134)	427	(14,542)
Other operating income/(expense), net		116		84		180		147
Foreign currency gains/(losses)		97		(7)		(36)		100
Earnings before interest, taxes, depreciation and amortisation		14,601		11,609		28,539		19,867
Earnings before interest result and income taxes		12,016		9,819		23,400		16,627
Interest income/(expense), net		(203)		(742)		(595)		(869)
Earnings before income taxes		11,813		9,077		22,805		15,758
Income tax expense		(4,583)		(3,121)		(9,150)		(5,683)
Minority interests		(1,414)		(2,226)		(1,858)		(2,330)
Net income		5,816		3,730		11,797		7,745
Earnings per share (in €):		0.18		0.13		0.36		0.27
Average number of shares outstanding								
Basic		32,522,055		29,414,610		32,522,757		28,900,632

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated balance sheet (US GAAP)

Figures in € '000	31.03.2006	30.09.2005
Assets		
Current assets:		
Cash	60,257	50,003
Trade accounts receivable, net of allowances of € 9.805m (prev. year: € 9.630m)	55,086	55,819
Accounts receivable from associated companies	29,066	23,459
Inventories	57,864	53,744
Prepaid expenses	2,245	2,597
Deferred income taxes	9,275	9,068
Other assets	3,792	3,264
Total current assets	217,585	197,954
Property, plant and equipment, net	28,872	29,755
Goodwill	95,898	92,774
Other intangible assets, net	26,090	28,262
Other long-term accounts receivable, net of allowances of € 14,000 (prev. year: € 71,000)	161	212
Shareholdings	362	362
Loans	1,653	1,910
Deferred income taxes	13,708	16,352
Other long-term assets	16	99
Total assets	384,345	367,680

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Figures in € '000	31.03.2006	30.09.2005
Liabilities and shareholders' equity		
Current liabilities:		
Current portion of long-term debt	534	505
Current portion of capital lease obligations	1,032	1,031
Trade accounts payable	20,700	19,241
Accounts payable to associated companies	13,898	13,474
Income taxes payable	8,227	6,570
Advanced payments received and deferred income	5,570	5,429
Deferred income taxes	890	890
Accrued expenses	36,812	33,900
Other current liabilities	3,606	4,268
Total current liabilities	91,269	85,308
Accruals for pensions	2,238	2,014
Long-term debt, net of current portion	4,321	4,432
Long-term debt due to associated companies	21,494	21,577
Capital lease obligations, net of current portion	24,207	24,895
Long-term deferred income	1,406	1,100
Deferred income taxes	8,792	8,566
Other liabilities	245	226
Total liabilities	153,972	148,118
Minority interests	13,276	13,816
Shareholders' equity:		
Share capital, split into 32,523,844 ordinary shares with an imputed nominal value of € 1.00 each	32,524	32,524
Additional paid-in capital	141,719	141,719
Retained earnings	52,935	41,138
Accumulated other comprehensive loss	(10,081)	(9,631)
Treasury stock	-	(4)
Total shareholders' equity	217,097	205,746
Total liabilities and shareholders' equity	384,345	367,680

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated cash flow statement (US GAAP)

Figures in € '000	6 Month Report 2005/2006	6 Month Report 2004/2005
	1.10.2005-31.03.2006	1.10.2004-31.03.2005
Cash flow from operating activities:		
Net income	11,797	7,745
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:		
Minority interest	1,858	2,330
Depreciation and amortisation	5,139	3,240
Losses/gains on disposal of fixed assets	60	52
Deferred taxes	(345)	(448)
Change in working capital:		
Trade accounts receivable	(1,865)	(7,412)
Inventories	(4,675)	(5,357)
Prepaid expenses and other current assets	(113)	1,251
Trade accounts payable	3,021	4,486
Accrued tax expenses	1,812	4,489
Other accrued expenses and liabilities	1,988	(980)
Deferred income	478	(657)
Total adjustments	7,358	994
Net cash provided by operating activities	19,155	8,739
Cash flow from investing activities:		
Purchase of property, plant and equipment	(1,881)	(1,075)
Purchase of intangible assets	(79)	(549)
Proceeds from sale of properts, plant and equipment	-	25
Repayment of loans and disposal of shareholdings	250	820
Acquisition of the surgical business in Japan	-	(6,365)
Acquisition of consolidated companies, net of cash acquired (2005/2006: IOLTECH: € 74,000, LTD: € 140,000) (2004/2005: LDT: € 20.932m, IOLTECH € 69.894m)	(214)	(90,826)
Net cash (used in)/provided by investing activities	(1,924)	(97,970)
Cash flow from financing activities:		
(Repayments) of long-term debt	(81)	(98)
Inpayments from short-term loans from associated companies/(Repayments)	(547)	7,811
Inpayments from long-term loans from associated companies	-	19,950
(Increase)/decrease in accounts receivable due from Treasury	(3,762)	16,792
Increase/(decrease) in accounts payable due to Treasury	-	46,664
Repayment of convertible bonds issued by IOLTECH	-	(5,682)
Repayments under capital lease contracts	(602)	(74)
Dividend payment to minority shareholders	(1,616)	-
Issuance of treasury stock	(268)	174
Net cash provided by/(used in) financing activities	(6,876)	85,537
Effect of exchange rate changes on liquid assets	(101)	(727)
Net increase in cash	10,254	(4,421)
Cash, beginning of the reporting period	50,003	49,748
Cash, end of the reporting period	60,257	45,327
Supplemental disclosures concerning the cash flow:		
Interest paid	2,108	1,496
Income taxes paid	6,570	2,096

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated statement of changes in shareholders' equity (US GAAP)

Figures in € '000	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders' equity
As per 30.09.2004	28,417	89,433	24,642	(10,715)	(178)	131,599
Net income	-	-	17,139	-	-	17,139
Other comprehensive loss (due to adjustments of accruals for pensions after taxes)	-	-	-	(314)	-	(314)
Other comprehensive income (due to currency conversions)	-	-	-	1,398	-	1,398
Accumulated comprehensive income	-	-	-	-	-	18,223
Acquisition of surgical business in Japan (transaction under common control)	-	-	(643)	-	-	(643)
Issuance of treasury stock	-	-	-	-	174	174
Issuance of shares for contribution in kind	1,265	15,302	-	-	-	16,567
Issuance of shares for contribution in cash	2,842	36,984	-	-	-	39,826
As per 30.09.2005	32,524	141,719	41,138	(9,631)	(4)	205,746
Net income	-	-	11,797	-	-	11,797
Other comprehensive income (due to adjustments of accruals for pensions after taxes)	-	-	-	38	-	38
Other comprehensive income (due to currency conversions)	-	-	-	(488)	-	(488)
Accumulated comprehensive income	-	-	-	-	-	11,347
Issuance of treasury stock	-	-	-	-	4	4
As per 31.03.2006	32,524	141,719	52,935	(10,081)	-	217,097

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statements

Notes to the consolidated interim financial statements

1. General information

Accounting and valuation methods

The unaudited consolidated interim financial statements of Carl Zeiss Meditec AG ("the Company", "Carl Zeiss Meditec") for the period ending 31 March 2006 were prepared in compliance with the US Generally Accepted Accounting Principles ("US GAAP").

The accounting and valuation principles were applied in accordance with the last consolidated financial statements and those for the corresponding period of the previous year.

The rules of the German Accounting Standard (DRS) No. 6 for interim reporting were complied with.

These interim financial statements contain all necessary accrued expenses and deferred revenue and, in the Management Board's opinion, present a true and fair view of the net worth, financial position and earnings of the Company. All the accruals and deferrals are in line with standard practice regarding accounting periods.

The results of the interim periods may not necessarily yield valid conclusions about the annual result.

The interim financial statements should be read in conjunction with the audited consolidated financial statements as of 30 September 2005, which are contained in the 2004/2005 Annual Report of Carl Zeiss Meditec AG.

Expansion of the reporting entity

Laser Diagnostic Technologies, Inc., San Diego, USA
With effect from 2 December 2004, Carl Zeiss Meditec, Inc. acquired a 100% interest in US-based Laser Diagnostic Technologies, Inc., ("LDT"), headquartered in San Diego, California, with the aim of integrating all the business activities and functions of this company into the US subsidiary Carl Zeiss Meditec, Inc. With its primary product GDx VCC, an instrument for examining the optic nerve, LDT has set a new standard in glaucoma detection.

This acquisition is an integral part of the Company's corporate strategy in the area of glaucoma diagnosis that has helped to extensively expand the range of products available to eye specialists in this field. The GDx VCC gives Carl Zeiss Meditec access to a customer group in the glaucoma diagnosis market segment which has hitherto been closed to it. These customers are mainly doctors and optometrists who do not require the full range of examination options offered, for example, by the Carl Zeiss Meditec STRATUSocт™ system. The GDx VCC

is specifically designed for the early recognition, diagnosis and disease management of glaucoma, meaning that it complements the market presence of Carl Zeiss Meditec's STRATUSOCT™. The STRATUSOCT™ is a retinal imaging system with a wide range of potential applications. These include not only the early detection of glaucoma, but also its use in the diagnosis of other severe eye ailments such as age-related macular degeneration (AMD), in diabetic retinopathy, as well as in examinations before and after the treatment of cataracts.

The activities of the acquired company are reflected in the consolidated financial statements from 02 December 2004, the date of acquisition.

The final acquisition costs amounted to US$ 29,226 thousand (€ 21,972 thousand, converted using the applicable exchange rate on the date of acquisition). Direct incidental acquisition costs amounted to US$ 1,957 thousand (€ 1,471 thousand, converted using the applicable exchange rate on the date of acquisition).

The portion of the purchase price still held in an escrow account on 30 September 2005, amounting to US$ 2,922 thousand (€ 2,197 thousand), was released for payment within the first quarter of financial year 2005/2006.

The following table shows the final breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (Purchase Price Allocation/PPA) in conformance with SFAS No. 141 (converted using the applicable exchange rate on the date of acquisition).

	US$ '000	€ '000
Acquired current assets	11,582	8,707
Acquired property, plant and equipment	406	305
Purchase Price Allocation:		
Technology	7,000	5,263
Trademarks	1,200	902
Customer relationships	100	75
Goodwill	14,718	11,065
Acquired other noncurrent assets	4,050	3,045
Total acquired assets and purchase price allocation	39,056	29,362
Acquired current liabilities	4,605	3,462
Acquired other noncurrent liabilities	3,268	2,457
Total acquisition costs	31,183	23,443

Non-tax deductible, intangible assets (technology, customer relations) identified within the scope of the purchase price allocation are amortised for financial reporting purposes over an average term of seven years. Trademarks have an indefinite useful life and are therefore not subject to scheduled amortisation. However, such assets are tested for impairment on at least an annual basis.

The acquisition resulted in non-tax-deductible goodwill of US$ 14,718 thousand (€ 11,065 thousand, converted using the applicable exchange rate on the date of acquisition). In accordance with SFAS No. 141, this goodwill will not be subject to scheduled amortisation, but will instead be subject to an impairment test in subsequent periods pursuant to SFAS No. 142.

To finance the acquired assets of LDT the Company took out a loan to the value of US$ 26,000 thousand (€ 19,546 thousand, converted using the applicable exchange rate on the date of acquisition).

IOLTECH, S.A., La Rochelle, France

With effect from 1 February 2005, Carl Zeiss Meditec AG acquired 62.7% of the shares in the French ophthalmic surgery specialist IOLTECH S.A. (IOLTECH) from its majority shareholder, Philippe Tourrette. The purchase price offered to Philippe Tourrette is based on a value of € 110 million for 100% of the IOLTECH shares, equivalent to € 91.78 per IOLTECH share. This represents a premium of 15.6% on the average weighted IOLTECH share price in the three months prior to the announcement of the intended takeover on 17 December 2004. According to the sale and purchase agreement dated 16 December 2004, Carl Zeiss Meditec paid 80% of the acquisition price for the shares of Mr. Philippe Tourrette in cash and 20% by issuing new shares of Carl Zeiss Meditec AG.

In a second step, a public offer was submitted to the remaining IOLTECH shareholders for a period from 14 March to 5 April 2005. This bid proposed a cash payment to the same amount, i.e. € 91.80 per IOLTECH investment certificates. Carl Zeiss Meditec increased its holding in IOLTECH to 87.2% by 30 September 2005 and to 87.3% by 31 March 2006.

Carl Zeiss Meditec still has its sights set on a complete takeover of the company.

The company, which is currently still listed on the Second Marché at the Paris Stock Exchange, specialises in the production and distribution of intra-ocular lenses (IOL) and consumables for ophthalmic surgery.

The merger of Carl Zeiss Meditec AG with IOLTECH S.A., which has a complementary and competitive product portfolio, as well as a strong market position, particularly in Europe, offers considerable advantages to both parties. By extending its product portfolio to include ophthalmic surgery (predominantly cataract surgery), Carl Zeiss

Meditec now covers the entire spectrum – ranging from diagnosis and treatment through to the post-treatment of this disease. At the same time, the combination of the two companies' technological expertise brings new potential in the medium term for the development of innovative products. Both companies have an efficient sales organisation that will benefit from integration in future. In particular, this business combination will enable a targeted expansion of the global presence of IOLTECH products. On the whole, the takeover of IOLTECH is a key step in the implementation of the Company's strategy. It has doubled the size of the market segment now being addressed by Carl Zeiss Meditec in the field of ophthalmology. The ophthalmic surgery market segment also promises high growth rates and guarantees a direct link between sales and treatment figures in the area of implants and consumables.

The business activities of IOLTECH were reflected in the consolidated financial statements from 1 February 2005, the date of acquisition.

Carl Zeiss Meditec acquired a further 804 shares from IOLTECH minority shareholders at a price of € 74 thousand in financial year 2005/2006. The acquisition costs thus increased to € 98,786 thousand as of 31 March 2006; direct incidental acquisition costs remained unchanged at € 1,766 thousand.

The following table shows the final breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (Purchase Price Allocation/PPA) in conformance with SFAS No. 141.

Figures in € '000	
Acquired current assets	33,451
Acquired property, plant and equipment	7,535
Acquired other intangible assets	5,184
Purchase Price Allocation:	
Patents	8,560
Trademarks	5,410
Goodwill	67,590
Acquired other noncurrent assets	1,373
Total acquired assets and purchase price allocation	129,103
Acquired current liabilities	16,899
Acquired other noncurrent liabilities	6,822
Total assumed liabilities	23,721
Minority interests	4,830
Total acquisition costs (acquired net assets)	100,552

Non-tax deductible, intangible assets (patents and trademarks) identified within the scope of purchase price allocation are amortised in the above table on the basis of assumptions over an average term of eleven years.

Within the scope of the initial purchase price allocation is a deferred tax asset related to a loss carryforward of € 3,400 thousand for previous losses at HYALTECH Ltd., Scotland, a subsidiary of IOLTECH. Up until 31 December 2005, the Company still assumed that this deferred tax asset was probable of realisation.

Since there was no binding acknowledgement of the loss carryforward on the part of the tax authorities by the end of the allocation period (1 February 2006), but the Management Board was required to give a final estimate regarding the realisability of the loss carryforward by this time, the Management Board decided, as a precaution, to make a new estimate and not set up any deferred tax assets on the tax loss carryforwards of HYALTECH Ltd.

This final purchase price allocation reduced previously reported deferred tax assets and minority interests, while goodwill and tax accruals accordingly increased. This rebooking among the above-mentioned asset positions does not affect net income.

The acquisition thus resulted in non-tax-deductible goodwill of € 67,590 thousand. In accordance with SFAS No. 141, this goodwill will not be subject to scheduled amortisation, but will instead be subject to an impairment test in subsequent periods pursuant to SFAS No. 142.

Surgery business in Japan

The acquisition of the surgery business in Japan on 1 November 2004 was already presented at the end of the annual financial statements as of 30 September 2005.

Assuming that the acquisitions in the past financial year in Japan, the USA and France had already been completed by 1 October 2004, the pro forma figures for the comparative period from 1 October 2004 to 31 March 2005 would have been as follows:

Figures in € '000	Pro forma values 2nd quarter FY 2004/2005	Pro forma values 6 months FY 2004/2005
Sales revenues	85,604	166,640
Earnings before interest and taxes	10,123	18,064
Net income for the year	3,944	8,160
Earnings per share (in €)	0.12	0.25

These pro forma figures are merely for comparison purposes and contain certain adjustments, such as additional amortisation expenditure on the acquired intangible assets and interest expenses from the loan taken out to finance the acquisition, as well as corresponding deferred taxes. The pro forma figures serve as a comparison and are not necessarily indicators for possible business development if the acquisition had ensued at an earlier date. In particular, it should be noted that these figures do not include the actual short and medium-term effects of the individual acquisitions on sales and earnings. Nor do the figures necessarily reflect future development.

2. Notes to the consolidated income statement

Earnings/loss per share

The basic earnings/loss per share were calculated by dividing the consolidated net income by the weighted average number of ordinary shares issued during each individual accounting period. The earnings/loss per share allowing for the dilution effect were calculated in compliance with SFAS No. 128 to reflect the effect of dilutive securities.

No stock options existed as of 31 March 2006.

Related party disclosures

Relationships with associated companies resulted in sales of € 35,165 thousand (previous year: € 29,436 thousand) in the reporting period 2004/2005. The term "associated companies" refers here to Carl Zeiss AG and its subsidiaries.

3. Notes to the consolidated balance sheet

Warranties

The Company is liable to the buyer for the proper functioning of the products sold for the contractually guaranteed period of 15 months (warranty). Accruals are set up for this purpose based on the average values of warranty claims made in the past.

The following table shows the change in accruals for warranties from 1 October 2005 to 31 March 2006:

Figures in € '000	
As of 1 October 2005	6,250
Appropriation	2,729
Reversal	(15)
Utilisation	(2,335)
Currency effects	(42)
As of 31 March 2006	6,587

Pensions

The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service. Pension obligations and the costs necessary to cover these obligations are calculated using the prescribed projected unit credit method in conformance with SFAS 87. The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets legally set aside to fund future benefit payments.

Pension expenditure for the periods 1 October 2005 to 31 March 2006 and 1 October 2004 to 31 March 2005 was as follows:

Figures in € '000	2nd quarter 2005/2006	2nd quarter 2004/2005	6 months 2005/2006	6 months 2004/2005
Service cost	97	42	195	93
Interest expenses for projected benefit obligations	23	11	45	32
Amortisation of actuarial profits/losses	23	1	46	9
Pension expenditure	143	54	286	134

Litigation

There is currently a threat of legal proceedings from a medical product manufacturer due to a potential patent infringement. The facts of this case are currently being investigated by Carl Zeiss Meditec. Based on the existing information Carl Zeiss Meditec is not expecting these proceedings to have any material effects on its future net worth, financial position and earnings.

In addition, a total of eight lawsuits filed by shareholders are currently pending at the responsible district court with regard to the planned acquisition of Carl Zeiss Surgical by Carl Zeiss Meditec by way of a combined cash capital increase/capital increase against contributions in kind (for further information see also section "5. Events of particular significance" in these notes to the consolidated interim financial statements).

Minority interests

As part of the acquisition of 51% of the shares in Carl Zeiss Meditec Co., Ltd., Japan, by Carl Zeiss Meditec AG on 1 November 2002, Carl Zeiss Co., Ltd., Japan, as minority shareholder of this company, was granted preferred shares. These preferred shares entitle Carl Zeiss Co., Ltd., Japan – in addition to its minority participation of 49% – to an additional 17% of Carl Zeiss Meditec Co., Ltd., Japan's earnings after tax. This agreement was limited to the first three financial years after the acquisition of the ophthalmic business by Carl Zeiss Meditec. This provision thus expires at the end of the current financial year 2005/2006.

As of 31 March 2006, a sum of € 1,616 thousand was paid to Carl Zeiss Co., Ltd., Japan, thus the main claims from the preferred dividend have been settled. The residual payment shall be made as tax credits over the course of financial year 2005/2006.

The payment of the preferred dividend reduces the minority interest item in the balance sheet.

Repurchase of treasury stock

In the second quarter of financial year 2005/2006 Carl Zeiss Meditec made use of the authorisation granted by the Annual General Meeting on 13 May 2005 to repurchase treasury shares to a strictly limited extent. In total, Carl Zeiss Meditec repurchased 15,114 shares at the weighted average price of € 17.80 after publication of the intended takeover of Carl Zeiss Surgical (for further information see also section "5. Events of particular significance" in these notes to the consolidated financial statements). The total repurchase volume thus amounted to € 268 thousand. The repurchased shares were issued as employee shares at the beginning of February 2006 to employees of Carl Zeiss Meditec AG and its wholly owned subsidiaries.

4. Segment reporting

The segment reporting for the reporting period is as follows:

Figures in € '000	2nd quarter 2005/2006	2nd quarter 2004/2005	6 months 2005/2006	6 months 2004/2005
Sales revenues				
Germany	35,948	28,988	70,655	58,276
USA	47,149	35,027	99,336	74,641
Japan	20,847	24,669	33,744	31,693
Rest of Europe	13,642	9,245	27,154	9,245
Eliminations	(20,440)	(16,772)	(38,633)	(30,760)
Consolidated	97,146	81,157	192,256	143,095

Figures in € '000	2nd quarter 2005/2006	2nd quarter 2004/2005	6 months 2005/2006	6 months 2004/2005
Operating result				
Germany	2,163	1,174	4,789	3,170
USA	5,011	3,135	12,875	7,909
Japan	4,593	5,689	5,741	6,052
Rest of Europe	1,554	1,159	2,997	1,147
Eliminations	(1,305)	(1,338)	(3,002)	(1,651)
Consolidated	12,016	9,819	23,400	16,627

Sales revenue and operating income/losses are allocated according to the location of the subsidiary that generates the sales revenue or operating income/loss.

5. Events of particular significance

On 9 January 2006 Carl Zeiss Meditec announced that it intends to acquire Carl Zeiss Surgical from its principal shareholder, the Carl Zeiss Group. The Company's aim in this is to further expand its position in the field of ophthalmic surgery and also extend its business activities into the growth market of neuro/ENT surgery. Carl Zeiss Surgical consists of Carl Zeiss Surgical GmbH, Oberkochen, Germany, and Carl Zeiss Surgical, Inc., Thornwood, USA.

The capital increase is structured as a subscription rights issue. Overall, it is planned to increase the share capital of Carl Zeiss Meditec AG from the current € 32,523,844, composed of as many no-par value shares, at a ratio of 2:3, by € 48,785,766 to a total of € 81,309,610, composed of 81,309,610 no-par value shares. The standard subscription price for all shares being issued as part of the planned capital increase will be € 10.10 per share. The combined cash capital increase/capital increase against contribution in kind will ensure that the current free float of 35% does not change.

The Annual General Meeting of Carl Zeiss Meditec AG on 10 March 2006 had approved the acquisition of Carl Zeiss Surgical by way of a combined cash capital increase/capital increase against contribution in kind with a majority of 99.8% of the share capital present, including 98.5% of the free float present.

However, a total of eight shareholders filed suit against the planned transaction at the responsible district court in Gera.

Carl Zeiss Meditec nevertheless intends to proceed with its acquisition of Carl Zeiss Surgical. The Company plans to conclude the transaction by applying an approval process, probably during the course of this year. The lawsuits that have been filed will, in any case, delay the above capital measure, which will allow all of the Company's shareholders to purchase new Carl Zeiss Meditec shares at a subscription price of € 10.10 per share, until this approval process has been concluded.

6. Events after the balance sheet date

With effect from 1 May 2006, Carl Zeiss Meditec AG combined its sales and marketing activities in the French market in the newly founded subsidiary Carl Zeiss Meditec France SAS.

This is an important milestone for the Company in the expansion and reinforcement of its sales organisation.

In order to be able to successfully grow this new sales structure, Carl Zeiss Meditec took over the medical technology distribution organisation of Carl Zeiss SAS on 1 May 2006. Carl Zeiss SAS was previously distribution partner for devices and systems of Carl Zeiss Meditec in France. Pro forma, the medical technology distribution organisation of Carl Zeiss SAS generated sales of € 16.2 million and EBIT of € 0.6 million in financial year 2004/2005. In addition, the sales and marketing activities of IOLTECH S.A. in France were transferred to the newly founded Carl Zeiss Meditec France SAS. The related assets and liabilities, primarily working capital, were transferred at net book values. In addition, a purchase price of around € 0.7 million was paid to Carl Zeiss SAS for the customer base.

Pro forma, the new distribution company would have generated sales of about € 31.7 million in the French market in financial year 2004/2005.

Key investor relation events and contact

Key investor relation events

Financial year 2005/2006

14 August 2006	9 Month Report
14 August 2006	Telephone conference
13 December 2006	Publication of the annual financial statements 2005/2006
13 December 2006	Analysts' conference Frankfurt am Main

Contact

Carl Zeiss Meditec AG

Jens Brajer

[illegible]

The 6 Month Report 2005/2006 of Carl Zeiss Meditec AG has been published in German and English.

Both versions and the key figures of this report are available for downloading from the following address:

www.meditec.zeiss.com/ir

Printed in Germany 05/2006
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
07745 Jena, Germany
Tel.: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com